UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2018

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2018 to September 30, 2018)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.	Company Overview

The Company’s quarterly business report for the nine months ended September 30, 2018 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	455,685	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	113,515	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	90,923	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,802,349	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	83,698	Material
SK Stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	42,898
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	250,747	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	506,883	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	77,681	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	65,406
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	87,000	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,534,866	Material
NSOK Co., Ltd.	Jun. 12, 2008	Security system services	94,114	Material
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	130,878	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	36,465
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	1,498
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	3,401
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	43
groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,232
S.M. Life Design Company Japan Inc.	June 25, 2008	Japanese merchandise business	6,366
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	43,290
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	14,033
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	2,945
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,135
SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	41,320

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	32,923
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	412,251	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,169
Atlas Investment	Jun. 24, 2011	Investment	71,908
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	33,084
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,666
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	104,891	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	338,650	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,336
SK Telecom Japan Inc.	Mar. 1, 2018	Digital contents sourcing services	10,010
Groovers Co., Ltd.	Feb. 15, 2000	Contents distribution	534
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	8,710
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	—
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	—

ø	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	Total Assets as of December 31, 2017 are not provided for subsidiaries established during this period.
ø	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.
ø	On April 6, 2017, NSOK Co., Ltd. changed its name to NSOK Co., Ltd. from Neosnetworks Co., Ltd.

Changes in subsidiaries during the nine months ended September 30, 2018 are set forth below.

Change	Name	Remarks
Additions	SK Telecom Japan Inc.	Newly established by the Company
	Groovers Co., Ltd.	Iriver Ltd. acquired control by acquiring additional shares during this period
	id Quantique Ltd.	Newly acquired by the Company
	Eleven Street Co., Ltd.	Spun-off from SK Planet Co., Ltd. during this period
	SK TELINK VIETNAM Co., Ltd	Newly established by SK Telink Co., Ltd.
Subtractions	11street (Thailand) Co., Ltd.	Disposed of invested shares
	HelloNature Co., Ltd.	Lost control due to capital increase through a third-party allotment
	SK TechX Co., Ltd.	Merged into SK Planet Co., Ltd. during this period
	SK Planet Global PTE. Ltd.	Liquidated during this period
	S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd. during this period.

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A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, the Company is leading the process of global technology standardization with the aim of being the world’s first to commercialize 5G technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, and “Shocking Deal,” a mobile commerce curation service. In addition, the Company continues to expand its e-commerce businesses by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis.

In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II-1. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA”—The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

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Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*

Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	Standard & Poor’s Rating Services	Regular rating
July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	Standard & Poor’s Rating Services	Regular rating
October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Inc.	Regular rating
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Inc.	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	Standard & Poor’s Rating Services	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	Standard & Poor’s Rating Services	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating

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(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.	Company History

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

December 2017: Comprehensive exchange of shares of SK Telink following which SK Telink became a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Company’s board of directors.

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C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 23, 2017, Neosnetworks Co., Ltd., one of the Company’s subsidiaries, changed its name to NSOK Co., Ltd., from Neosnetworks Co., Ltd., in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(2)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(3)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(6)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

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(7)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8)	SK Broadband—Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(9)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(11)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

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(14)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of September 30, 2018, the Company had a 65.5% interest in Onestore.

(16)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(17)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18)	Capital contribution of shares of NSOK for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of September 30, 2018.

(20)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

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(21)	Acquisition of shares of Iriver Ltd.

The Company acquired 4,699,248 shares of its subsidiary Iriver Ltd. at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver Ltd. following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver Ltd. for more information.

(22)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(24)	Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(25)	Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top MNO through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(26)	Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company decided to acquire shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS Co., Ltd. (“ADT CAPS”), in order to strengthen its security business and expand its residential customer base. The number of SHK’s shares to be acquired by the Company refers to the number of shares after the following steps have been taken, which are expected to occur within approximately two months from the date of the purchase agreement, rather than the board approval date: Siren Investments Korea Co., Ltd. will be merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which are subsidiaries of ADT CAPS, will become subsidiaries of SHK. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

(27)	Capital increase of Iriver Ltd.

On July 26, 2018, the board of directors of Iriver Ltd., a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver Ltd. on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

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[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home&Service Co., Ltd. (“Home&Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home&Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)	Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

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[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX Co., Ltd. (“SK TechX”) with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

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(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

ø See “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[NSOK]

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

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(2)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Iriver acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3)	Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Iriver merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Iriver issued 4,170,852 new common shares.

(4)	Acquisition of shares of Groovers Co., Ltd.

On February 23, 2018, the Company acquired 414,000 additional shares (a 55.8% equity interest) of Groovers Co., Ltd. (“Groovers”), which provides high quality sound services such as FLAC (Free Lossless Audio Codec), MQS (Mastering Quality Sound) and DSD (Direct Stream Digital) from NHN Bugs Corp. and individuals. As a result, the Company acquired control of Groovers as its equity interest therein increased from 44.2% to 100%.

(5)	Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, the Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(6)	Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which is a Japanese subsidiary of the Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(7)	Investment in Groovers Co., Ltd.

On July 26, 2018, the board of directors of the Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(8)	Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

[SK M&Service]

(1)	Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

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E.	Other Important Matters related to Management Activities

[SK Telecom]

(1) Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

On April 25, 2017, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 60 billion (with an annual interest rate of 1.925% and a maturity date of April 25, 2020), Won 120 billion (with an annual interest rate of 2.168% and a maturity date of April 25, 2022), Won 100 billion (with an annual interest rate of 2.552% and a maturity date of April 25, 2027), and Won 90 billion (with an annual interest rate of 2.649% and a maturity date of April 25, 2032).

On November 10, 2017, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.388% and a maturity date of November 10, 2020), Won 80 billion (with an annual interest rate of 2.634% and a maturity date of November 10, 2022), and Won 100 billion (with an annual interest rate of 2.840% and a maturity date of November 10, 2027).

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On February 20, 2018, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 110 billion (with an annual interest rate of 2.572% and a maturity date of February 20, 2021), Won 100 billion (with an annual interest rate of 2.806% and a maturity date of February 20, 2023), Won 200 billion (with an annual interest rate of 3.004% and a maturity date of February 20, 2028) and Won 90 billion (with an annual interest rate of 3.016% and a maturity date of February 20, 2038).

On April 16, 2018, the Company issued fixed-rate U.S. dollar-denominated bonds in the principal amount of US$500 million (with an annual interest rate of 3.75% and a maturity date of April 16, 2023).

On September 17, 2018, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.098% and a maturity date of September 17, 2021), Won 150 billion (with an annual interest rate of 2.330% and a maturity date of September 17, 2023) and Won 50 billion (with an annual interest rate of 2.436% and a maturity date of September 17, 2038).

(2)	Issuance of hybrid securities

In 2018, the Company issued an aggregate of Won 400 billion principal amount of hybrid securities in the form of two series of unguaranteed subordinated bonds, Won 300 billion of which have an annual interest rate of 3.70% and Won 100 billion of which have an annual interest rate of 3.65%. Both of such interest rates are based on the five-year Korean government bond yield plus a spread. For both series of the hybrid securities, an additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The hybrid securities are subordinated bonds which take priority over common shares upon bankruptcy or liquidation. The maturity date of the hybrid securities is June 7, 2078, which can be extended by the Company without any notice or announcement.

[SK Broadband]

SK Broadband acquired subscribership of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscribership, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3.	Total Number of Shares

A.	Total Number of Shares

(As of September 30, 2018)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of September 30, 2018)	(Unit: in shares)

Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

4.	Status of Voting Rights

(As of September 30, 2018)	(Unit: in shares)

Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(3)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(5)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

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B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the nine months ended September 30, 2018	As of and for the year ended December 31, 2017	As of and for the year ended December 31, 2016
Par value per share (Won)		500	500	500
(Consolidated) Net income		2,642,986	2,599,829	1,675,967
Net income per share (Won)		37,260	36,582	23,497
Total cash dividend		70,609	706,091	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		2.7	27.2	42.1
Cash dividend yield ratio (%)	—	0.4	3.6	4.3
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	1,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—
*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

21

II.	BUSINESS

1.	Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations

	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Other business	SK Planet Co., Ltd.	Various platform services such as 11st, Syrup, OK Cashbag in the commerce area, development and supply of system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	NSOK Co., Ltd.	Security system services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

22

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE service with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration reaching 79.3% as of September 30, 2018.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of September 30,	As of December 31,
		2018	2017	2016
Number of subscribers	SK Telecom	27,277	26,753	26,428
	Others (KT, LGU+)	29,692	28,375	27,018
	MVNO	7,929	7,523	6,841
	Total	64,898	62,651	60,287

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of September 30, 2018.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2018	2017	2016	2015
Mobile communication services	47.41	48.20	49.09	49.41

*	Source: Wireless subscriber data from the MSIT as of September 30, 2018.

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D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the third quarter of 2018, the Company recorded Won 4,186 billion in revenue and Won 304 billion in operating income on a consolidated basis and Won 2,926 billion in revenue and Won 311 billion in operating income on a separate basis. In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2017, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market. In July 2018, the Company changed the overall paradigm of the existing “Band Data” plans from individual plans to family plans and launched the “T Plan,” which increases the amount of data provided.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention especially through the reinforcement of marketing that is focused on innovation in increasing customer value. In the third quarter of 2018, the average monthly churn rate was 1.2%. The number of subscribers (including MVNO subscribers) as of September 30, 2018 was 30.8 million, an increase of approximately 570,000 since December 31, 2017. In particular, the number of LTE subscribers as of September 30, 2018, was 24.4 million, an increase of approximately 1,520,000 since December 31, 2017, solidifying the Company’s market leadership. In addition, the Company continued to sell products targeted towards second devices such as the Cookiz Phone, T Outdoor and T Pocket-fi.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE service of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the MSIT quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 21 years, 21 years and 19 years, respectively. The Company received the highest level of evaluation in 2017 by the Korea Commission for Corporate Partnership for the sixth consecutive year and was selected for the commission’s Honored Corporation Award, demonstrating the Company’s efforts to be fair and law-abiding in its path towards creating a New ICT ecosystem.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

The high-speed Internet segment operates in a highly mature market. While the number of new operators has been decreasing, the segment has shown increasing growth centered around the premium Giga-Internet services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although the total number of new subscribers in the segment has been decreasing, the number of subscribers to premium services such as ultra-high definition broadcasting has been increasing, and the segment has recorded a high level of revenue growth due to an increase in the consumption of paid contents and the expansion of the platform business such as media advertising. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, the industry players are boosting their efforts to strengthen the competitiveness of their respective services by providing differentiated contents and incorporating AI and big data technologies. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. In order to target the specialized market for the expansion of the platform business, the Company plans to continue its growth by enhancing its customer-focused marketing efforts and strengthening its platform capabilities.

B.	Growth Potential

(Unit: in 1,000 persons)

Classification		As of September 30,	As of December 31,
		2018	2017	2016
Fixed-line Subscribers	High-speed Internet	21,442	21,196	20,556
	Fixed-line telephone	14,507	15,039	15,746
	IPTV (real-time)	14,039	13,314	11,850
*	Source: MSIT website.
*

The number of IPTV subscribers is based on the relevant report released by the MSIT on May 10, 2018 and the number of subscribers as of September 30, 2018 was calculated based on the average number of subscribers in the last six months of 2017.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Market Shares

Set forth below is the historical market share of the Company.

(Unit: in percentages)

Classification	As of September 30,	As of December 31,
	2018	2017	2016
High-speed Internet (including resales)	26.0	25.7	25.3
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.8	16.9	16.9
IPTV	30.5	30.6	30.7

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

The market share of IPTV subscribers is based on the relevant report released by the MSIT on May 10, 2018 and the market share as of September 30, 2018 was calculated based on the average number of subscribers in the last six months of 2017.

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E.	Business Overview and Competitive Strengths

For the third quarter of 2018, SK Broadband recorded Won 820.2 billion in revenue, Won 42.2 billion in operating income and Won 57.4 billion in profit for the period on a consolidated basis. SK Broadband’s revenue grew compared to the previous quarter and the same quarter of the previous year, driven by an increase in revenue from IPTV services due to increases in the number of subscribers and revenue from paid contents, and its non-operating profit increased due to disposition of tangible assets pursuant to the sale of the Seocho IDC. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.57 million, 2.28 million, 1.69 million and 4.66 million, respectively (resulting in the total number of telephone subscribers being 4.01 million subscribers).

In the case of high-speed Internet, SK Broadband has continued to increase the proportion of subscribers of premium services, including its Giga Internet service, to approximately 32% and thereby enhance the composition of its customers, by strengthening its marketing efforts based on quality and customer value improvements. With the launch of its 2.5 Giga Internet service and the future launch of a 10 Giga Internet service, SK Broadband seeks to lay the foundation for an Internet service environment that can provide new value to its customers.

With continued increase in the number of subscribers and growth in revenue from paid contents, SK Broadband’s IPTV service business continued its steady growth, with revenue for the third quarter of 2018 increasing by more than 20% compared to the third quarter of 2017. In particular, SK Broadband achieved record quarterly revenue from its paid contents business, due mainly to the contents recommendation solutions and diversification of product packaging. With the launch of the “live fairy tale” service for children based on highly immersive augmented reality technology and the commercialization of a new user interface that facilitates the use and search of contents for customers, the Company has continued to improve the competitiveness of its contents and services. SK Broadband will continue to enhance customer utility with new services and provide differentiated value to its customers through various marketing efforts in the future.

The number of Oksusu subscribers and users has continued to increase due to marketing centered on sports programs, such as professional baseball and the Asian Games. Oksusu continued to enhance its services for increased customer satisfaction, such as removing commercials from sports broadcasting and improving video quality and transmission methods with the implementation of new technologies. SK Stoa boosted its revenue and volume growths by strengthening mobile sales through the addition of partnered channels and expanding the direct purchase of high-quality products.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (Internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

26

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that mobile-centered online commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the continued rapid rise of mobile commerce. As various lifestyle services beyond goods are expanding as a new field in the commerce market industry, new business models continue to emerge and spread.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11st, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1)	Commerce business

11st, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11st has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

27

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infortainment service in collaboration with the Company’s artificial intelligence (“AI”) service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “artificial intelligence driving assistant.” The Company has also focused on providing effective “info-tainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, launched Onestore 2.0, which showcases the particular benefits of the application platform. The Company intends to further develop Onestore into a personalized gateway and mobile playground through enhanced product and brand competitiveness, expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 11.7% in the instant messenger market in Korea with 2.1 million net users during the month of September 2018. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 3.7% as of September 30, 2018. (Source: Korean Click, based on fixed-line access)

2.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	9,350,581 (75%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, SK 7mobile and others	2,161,126 (17%)
Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	11st, OK Cashbag, NATE, Onestore and others	1,010,546 (8%)
Total				12,522,253 (100%)

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[Wireless Business]

As of September 30, 2018, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate business services and other services for both individual and corporate customers. As of September 30, 2018, SK Broadband’s revenue (on a consolidated basis) comprised of 25.8% broadband Internet, 2.1% home telephony services, 31.7% corporate business services, 38.4% TV services and 2.0% other telecommunications services. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11st, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Nine months ended September 30, 2018	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000		9,001	—
Total					21,000	*	9,001	—

*	On February 5, 2018, the Company disclosed its 2018 capital expenditure budget.

B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2018	2019	2020
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		21,000	21,000	To be determined	To be determined

29

[Fixed-line Business]

A.	Investment in Progress

In 2018, the Company plans to make a similar level of capital expenditures to expand network coverage and upgrade its media platform compared to 2017, but does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Nine months ended September 30, 2018	Backbone and subscriber network/ others	Expand subscriber networks and facilities	1,609	To be determined
Fixed-line telephone					66
IPTV					1,050
Corporate Business				Increase leased-line and integrated information system	680
Backbone network				Additional backbone equipment and lines	233
IT infrastructure				Upgrade IT infrastructure and network management system	162
Others				Increase network equipment and NW security	192
Total					3,992

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Wireless	Services	Mobile communication	Export	34,956	20,507	17,393
			Domestic	9,315,625	13,241,628	12,987,516
			Subtotal	9,350,581	13,262,135	13,004,909
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	69,207	84,395	92,630
			Domestic	2,091,919	2,639,756	2,558,563
			Subtotal	2,161,126	2,724,151	2,651,193
Other	Services	Display and Search ad., Content	Export	41,554	41,233	42,205
			Domestic	968,992	1,492,494	1,393,509
			Subtotal	1,010,546	1,533,727	1,435,714
Total			Export	145,717	146,135	152,228
			Domestic	12,376,536	17,373,878	16,939,588
			Total	12,522,253	17,520,013	17,091,816

*	Revenues for the years ended December 31, 2017 and 2016 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

30

(Unit: in millions of Won)

For the nine months ended September 30, 2018	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	10,531,096	2,876,241	1,208,539	14,615,876	(2,093,623)	12,522,253
Internal sales	1,180,515	715,115	197,993	2,093,623	(2,093,623)	—
External sales	9,350,581	2,161,126	1,010,546	12,522,253	—	12,522,253
Operating income (loss)	1,035,390	127,254	(186,166)	976,478	—	976,478
Profit (loss) for the period	2,657,496
Total assets	27,723,881	5,110,530	3,010,757	35,845,167	2,341,328	38,186,496
Total liabilities	10,694,715	3,153,909	1,149,200	14,997,824	1,017,842	16,015,666

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of September 30, 2018 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$57,535,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Jul. 30, 2014	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 20,417 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 42,875 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$500,000,000)	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023
Aug. 13, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

31

B.	Treatment of Derivative Instruments on the Balance Sheet

As of September 30, 2018, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments were as follows:

(Unit: in millions of Won; in thousands of foreign currencies)

Hedged item	Fair value
	Cash flow hedge	Trading purposes	Embedded derivatives	Total
Current assets:
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 20,417 million)	15	—	—	15
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	14,109	—	—	14,109
Non-current assets:
Structured bond (face value of Won 50,000 million)	—	10,477	—	10,477
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 42,875 million)	152	—	—	152
Floating-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	5,288	—	—	5,288
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$500,000,000)	17,920	—	—	17,920
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(518)	—	—	(518)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	(115)	—	—	(115)
Total assets:				47,328

Non-current liabilities:
Fixed-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$57,535,000)	(1,655)	—	—	(1,655)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(6,578)	—	—	(6,578)

Total liabilities:				(8,233)

6.	Major Contracts

[SK Telecom]

Not applicable.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

32

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	-Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2018	-Use of electricity poles (entered on Nov. 7, 2014) -Unless special reasons arise, the usage period will be automatically renewed annually
Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2017 to Jul. 2019	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	-Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2016 to May 2019

-Use of railway telecommunication conduit (Serviced areas to expand)

-Unless special reasons arise, the usage period will be automatically renewed every three years until 2019

-Expected to enter into a new contract in 2019 after re-negotiation of usage fees

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
Category	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016	Remarks
Raw material	760	1,261	659	—
Labor	103,218	139,845	116,108	—
Depreciation	114,442	144,301	125,827	—
Commissioned service	46,070	76,042	54,714	—
Others	34,243	53,112	53,785	—
Total R&D costs	298,733	414,562	351,093	—
Sales and administrative expenses	281,808	395,276	344,787	—
Accounting
Development expenses (Intangible assets)	16,925	19,285	6,306	—
R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.39%	2.37%	2.05%	—

33

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates ‘Comm.ON,’ an intranet system to manage the development, registration and licensing of brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of September 30, 2018, the Company held 4,822 Korean-registered patents and 1,415 foreign-registered patents. The Company holds 725 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of September 30, 2018, SK Broadband held 348 Korean-registered patents and 150 foreign-registered patents (including those held jointly with other companies). It also holds 326 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of September 30, 2018, SK Planet held 2,459 registered patents, 123 registered design marks, 1,050 registered trademarks and 4 copyrights (including those held jointly with other companies) in Korea. It also holds 202 U.S.-registered patents, 116 Chinese-registered patents, 79 Japanese-registered patents, 60 E.U.-registered patents (all including patents held jointly with other companies) and 281 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of September 30, 2018, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

34

III. FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of September 30, 2018, December 31, 2017 and December 31, 2016 and for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016. The Company’s unaudited consolidated financial statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	9,025,631	6,201,799	5,996,628
• Cash and Cash Equivalents	2,763,552	1,457,735	1,505,242
• Accounts Receivable – Trade, net	2,549,898	2,126,007	2,240,926
• Accounts Receivable – Other, net	1,030,845	1,260,835	1,121,444
• Others	2,681,336	1,357,222	1,129,016
Non-Current Assets	29,160,865	27,226,870	25,301,035
• Long-Term Investment Securities	756,339	887,007	828,521
• Investments in Associates and Joint Ventures	12,080,823	9,538,438	7,404,323
• Property and Equipment, net	9,479,384	10,144,882	10,374,212
• Intangible Assets, net	3,196,659	3,586,965	3,776,354
• Goodwill	1,952,258	1,915,017	1,932,452
• Others	1,695,402	1,154,561	985,173
Total Assets	38,186,496	33,428,669	31,297,663
Liabilities
Current Liabilities	5,889,800	7,109,123	6,444,099
Non-Current Liabilities	10,125,866	8,290,351	8,737,134
Total Liabilities	16,015,666	15,399,474	15,181,233
Equity
Equity Attributable to Owners of the Parent Company	21,892,486	17,842,139	15,971,399
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	507,022	196,281	199,779
Retained Earnings	21,696,906	17,835,946	15,953,164
Reserves	(356,081)	(234,727)	(226,183)
Non-controlling Interests	278,344	187,056	145,031
Total Equity	22,170,830	18,029,195	16,116,430
Total Liabilities and Equity	38,186,496	33,428,669	31,297,663
Number of Companies Consolidated	39	39	38

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	12,522,253	13,022,697	17,520,013	17,091,816
Operating Income	976,478	1,226,178	1,536,626	1,535,744
Profit Before Income Tax	3,371,964	2,476,697	3,403,249	2,096,139
Profit for the Period	2,657,496	1,996,959	2,657,595	1,660,101
Profit for the Period Attributable to Owners of the Parent Company	2,642,986	2,009,849	2,599,829	1,675,967

35

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Profit for the Period Attributable to Non-controlling Interests	14,510	(12,890)	57,766	(15,866)
Basic and Diluted Earnings Per Share (Won)	37,260	28,345	36,582	23,497

*	Financial information as of and for the years ended December 31, 2017 and 2016 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of September 30, 2018, December 31, 2017 and December 31, 2016 and for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016. The Company’s unaudited separate financial statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of September 30, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	5,517,429	3,768,098	3,661,115
• Cash and Cash Equivalents	1,058,447	880,583	874,350
• Accounts Receivable – Trade, net	1,842,565	1,520,209	1,594,504
• Accounts Receivable – Other, net	648,083	1,003,509	772,570
• Others	1,968,334	363,797	419,691
Non-Current Assets	21,547,716	21,789,424	21,787,459
• Long-Term Investment Securities	484,422	724,603	560,966
• Investments in Subsidiaries and Associates	9,455,991	9,152,321	8,726,538
• Property and Equipment, net	6,335,895	6,923,133	7,298,539
• Intangible Assets, net	2,702,465	3,089,545	3,275,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,262,707	593,586	619,517
Total Assets	27,065,145	25,557,522	25,448,574
Liabilities
Current Liabilities	3,300,785	4,767,401	4,464,160
Non-Current Liabilities	7,052,544	5,782,730	6,727,460
Total Liabilities	10,353,329	10,550,131	11,191,620
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,095	371,895	371,481
Retained Earnings	16,317,319	14,512,556	13,902,627
Reserves	(21,237)	78,301	(61,793)
Total Equity	16,711,816	15,007,391	14,256,954
Total Liabilities and Equity	27,065,145	25,557,522	25,448,574

			(Unit: in millions of Won except per share amounts)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	8,855,945	9,354,122	12,468,035	12,350,479
Operating Income	10,048,176	1,322,424	1,697,709	1,782,172
Profit Before Income Tax	1,023,343	1,427,160	1,603,808	1,562,782
Profit for the Period	767,535	1,180,971	1,331,114	1,217,274
Basic and Diluted Earnings Per Share (Won)	10,699	16,606	18,613	17,001

*	Financial information as of and for the years ended December 31, 2017 and 2016 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

36

2.	Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the nine months ended September 30, 2018
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,828,641	267,588	9%
Loans	146,092	47,779	33%
Accounts receivable – other	1,417,837	71,320	5%
Accrued income	4,747	—	0%
Guarantee deposits	301,619	—	0%
Total	4,698,936	386,687	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	0%
Guarantee deposits	296,517	—	0%
Total	4,463,009	362,171	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%
Total	4,331,892	369,332	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

		( Unit: in millions of Won)
	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	362,171	369,332	344,016
Effect of change in accounting policy	13,049	—	—
Increase of allowance for doubtful accounts	32,827	40,377	78,132
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(37,204)	(70,802)	(79,891)
Other	15,844	23,264	27,075
Ending balance	386,687	362,171	369,332

37

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of September 30, 2018
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,611,571	48,115	131,464	37,492	2,828,642
Percentage	92%	2%	5%	1%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

			(Unit: in millions of Won)
Account Category	For the nine months ended September 30, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Merchandise	226,674	243,975	225,958
Goods in transit	—	—	—
Other inventories	31,013	28,428	33,888
Total	257,687	272,403	259,846
Percentage of inventories to total assets [ Inventories / Total assets ]	0.67%	0.81%	0.83%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.18	7.09	6.89

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

38

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017, for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2018

39

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2018

40

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term		Debt ratio no greater than 300%
	Compliance Status		Compliant
Restriction on Liens	Key Term		The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status		Compliant
Restriction on Disposition of Assets	Key Term		Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status		Compliant
Restriction on Changes of Management Structure	Key Term		Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status		Compliant
Submission of Compliance Certificate	Compliance Status		Submitted on September 12, 2018

41

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2018 annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

42

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 20213	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction on changes of management structure
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 31, 2018

43

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Nine months ended September 30, 2018	Year ended December 31, 2017	Year ended December 31, 2016
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Nine months ended September 30, 2018	—	—
Year ended December 31, 2017	Unqualified	N/A
Year ended December 31, 2016	Unqualified	N/A

3.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Nine months ended September 30, 2018	KPMG Samjong Accounting Corp.	Quarterly review	1,700	22,058
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

44

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Nine months ended September 30, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
Nine months ended September 30, 2018	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300
Years ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10, 2016 – May 12, 2016	2

4.	Change of Independent Auditors

Not applicable.

45

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of September 30, 2018)
Total number of persons	Inside director	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was newly elected as an inside director and Youngmin Yoon was newly elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
409th (the 1st meeting of 2018)	February 2, 2018

•  Business Plan for 2018

•  Financial statements as of and for the year ended December 31, 2017

•  Annual business report as of and for the year ended December 31, 2017

•  Delegation of funding through long-term borrowings in 2018

•  Lease contract with SK Broadband

•  Approval of IT SM transactions in 2018

•  Report on welfare fund for 2018

•  Share acquisition of FSK L&S

•  Establishment of SK Telecom Japan

•  Report of internal accounting management

•  Donation to community in 2017

•  Report for the period after the fourth quarter of 2017

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

410th (the 2nd meeting of 2018)	February 20, 2018

•  Adoption of electronic voting system

•  Establishment of corporate governance charter

•  Grant of stock options

•  Plan for the 34th General Meeting of Shareholders

•  Donation to the Korean Fencing Association

•  Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

46

Meeting	Date	Agenda	Approval

411th (the 3rd meeting of 2018)	March 31, 2018

•  Election of the chairman of the Board of Directors

•  Election of committee members

•  Reappointment of compliance officer

•  Transactions with SK Holdings in the second quarter of 2018

•  Transactions related to corporate bonds with SK Securities

•  Transactions related to fund management with SK Securities

•  Donation to Korea Foundation of Advance Studies for 2018

•  Donation to SK Happiness Foundation for 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

412nd (the 4th meeting of 2018)	April 26, 2018	• Allocation of operating costs of SK Academy • Payment of operating costs in 2018 for SUPEX Council • Report for the period after the first quarter of 2018	Approved as proposed Approved as proposed —

413rd (the 5th meeting of 2018)	May 8, 2018	• Acquisition of shares of Siren Holdings Korea Co., Ltd.	Approved as proposed

414th (the 6th meeting of 2018)	May 24, 2018	• Plan for the procurement of 5G frequency • Settlement of expenses between related parties in connection with contemplated joint R&D • Equity investment plan for the Guam/Saipan MNO	Approved as proposed Approved as proposed —

415th (the 7th meeting of 2018)	June 28, 2018

•  Transactions with SK Holdings in the third quarter of 2018

•  Transactions related to corporate bonds with SK Securities

•  Transactions related to fund management with SK Securities

•  Changes to joint management contract of airplane for business purposes

Approved as proposed Approved as proposed Approved as proposed Approved as proposed

416th (the 8th meeting of 2018)	July 26, 2018

•  Participation in Iriver’s capital increase

•  Payment of interim dividends

•  Report on the statement of accounts for the first half year of 2018

•  Establishment of investment company in Southeast Asia and equity investment plan

•  Report for the period after the second quarter of 2018

Approved as proposed Approved as proposed — — —

417th (the 9th meeting of 2018)	September 20, 2018	• Transactions with SK Holdings in the fourth quarter of 2018 • Increase of donation to the Korean Fencing Federation in 2018 • Donation for flood damage relief in Laos	Approved as proposed Approved as proposed —

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of September 30, 2018)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

47

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Jae Hoon Lee, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of September 30, 2018 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2018	February 1, 2018

•  Evaluation of internal accounting management system operation

•  Review of business and audit results for the second half of 2017 and business and audit plans for 2018

•  Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•  Appointment of external auditor for the period of 2018 to 2020

— Approved as proposed Approved as proposed —

The 2nd meeting of 2018	February 19, 2018

•  Report on the IFRS audit of fiscal year 2017

•  Report on review of 2017 internal accounting management system

•  Evaluation of internal accounting management system operation

•  Agenda and document review for the 34th General Meeting of Shareholders

•  Auditor’s report for fiscal year 2017

•  Report on contract for customer appreciation gifts to fixed-line telephone customers for 2018

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

48

Meeting	Date	Agenda	Approval

The 3rd meeting of 2018	March 20, 2018	• Contract for maintenance services of optical cables in 2018 • Contract for maintenance services of transmission equipment in 2018	Approved as proposed Approved as proposed

The 4th meeting of 2018	April 25, 2018

•  Consulting contract to undertake a global project

•  Election of the chairman of the Audit Committee

•  Remuneration for external auditor for fiscal year 2018

•  Approval of external auditor services for fiscal year 2018

•  Audit plan for fiscal year 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

The 5th meeting of 2018	May 23, 2018	• Product/service transactions with SK Broadband for fiscal year 2018	Approved as proposed

The 6th meeting of 2018	July 25, 2018	• Report on the external audit for the first half of fiscal year 2018	—

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII. SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of September 30, 2018)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	20,364,803	25.22	20,364,803	25.22

B.	Overview of the Largest Shareholder

As of September 30, 2018, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”). SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

49

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of September 30, 2018)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange
between SK Broadband and SK Telecom
(Shin Won Chey, SKC’s Chairman,
purchased 1,067 shares, and Myung Hyun
Cho, SK Broadband’s independent director,
				purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of September 30, 2018)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,849,283	10.96%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,441,997	9.22%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

B.	Shareholder Distribution

(As of September 30, 2018)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	65,811	99.9%	33,954,428	42.05%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

50

3.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		September 2018	August 2018	July 2018	June 2018	May 2018	April 2018
Common stock	Highest	282,000	264,500	250,500	246,500	231,500	237,000
	Lowest	256,500	247,000	227,500	222,000	220,500	222,000
	Average	270,075	258,239	236,773	234,738	225,174	228,333
Daily transaction volume	Highest	281,368	330,055	253,252	496,297	288,474	438,740
	Lowest	81,581	95,808	58,474	84,766	73,057	119,524
Monthly transaction volume		3,311,054	3,567,245	2,843,944	5,173,217	3,608,544	3,907,630

B.	Foreign Securities Market (New York Stock Exchange)

Types		September 2018	August 2018	July 2018	June 2018	May 2018	April 2018
Depositary receipt	Highest	27.88	26.17	24.79	25.18	23.87	24.83
	Lowest	25.76	24.67	22.85	23.13	22.82	23.02
	Average	26.80	25.54	23.52	23.78	23.22	23.74
Daily transaction volume	Highest	1,089,987	760,091	655,966	848,181	812,445	927,339
	Lowest	231,579	289,470	162,840	194,540	233,123	269,790
Monthly transaction volume		9,270,228	10,911,314	7,395,548	9,420,124	10,710,760	10,294,651

VIII.     EMPLOYEES AND DIRECTORS

1.	Employees

(As of September 30, 2018)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first nine months of 2018	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,906	—	117	—	4,023	12.4	371,132	92
—	Female	702	—	113	—	815	8.5	47,135	63
Total		4,608	—	230	—	4,838	11.7	418,267	88

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of July 2018).

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of September 30, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of September 30, 2018)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	3,995	499	—

51

B-2. Amount by Classification

(As of September 30, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	3,696	1,232	—
Independent Directors	1	61	61	—
Audit Committee Members	4	238	60	—
Auditor	—	—	—	—

3.	Individual Compensation of Directors

Omitted in quarterly reports in accordance with Korean disclosure rules.

4.	Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of September 30, 2018)			(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	441	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—
Total	8	441	—

*	See note 24 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

The fair value of stock options is based on the cost associated with stock options as set forth in the Company’s statement of comprehensive income for the relevant period, to the extent such options were granted to directors.

B.	Stock Options Granted and Exercised

(As of September 30, 2018)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Treasury stock	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Sung Won Suh	Officer	February 20, 2018	Treasury stock	2,755	—	—	2,755	February 21, 2020 – February 20, 2023	254,120
Sang Ho Lee	Officer	February 20, 2018	Treasury stock	1,594	—	1,594	—	February 21, 2020 – February 20, 2023	254,120

*	On September 30, 2018, the closing price was Won 282,000.
*	On September 9, 2018, Sang Ho Lee’s stock options were canceled as a result of his transfer to an affiliate company.

52

IX.	RELATED PARTY TRANSACTIONS

1.	Line of Credit Extended to the Largest Shareholder and Related Parties

(As of September 30, 2018)						(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	611	—	—	611	21	—

2.	Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of September 30, 2018)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom Japan Inc.	Affiliate	Equity	—	10,316	—	10,316	Newly Established
Atlas	Affiliate	Equity	84,495	9,833	—	94,328	Capital increase
id Quantique Ltd.	Affiliate	Equity	2,329	56,885	—	59,214	Capital increase
Iriver Ltd.	Affiliate	Equity	91,642	65,000	—	156,642	Capital increase
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	—	111,000	—	111,000	Newly Established

Purchase and Disposition of Securities

,(As of September 30, 2018)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Date	Object of Transaction	Transaction Amount		Valuation Method
SK Holdings	Affiliate	Purchase of equity interest	February 6, 2018	FSK L&S Co., Ltd.	17,757	*	Third party appraisal

*	The transaction amount has been adjusted from the transaction amount disclosed in the first quarter of 2018 to reflect the final adjusted amount.

Transfer of Assets

None.

53

3.	Transactions with the Largest Shareholder and Related Parties

None.

4.	Related Party Transactions

See note 32 of the notes to the Company’s unaudited consolidated financial statements as of September 30, 2018 and December 31, 2017 and for the nine months ended September 30, 2018 and 2017, for more information regarding related party transactions.

5.	Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(As of September 30, 2018)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,930	165,842	154,579	73,193	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

54

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.  Approval of the financial statements for the year ended December 31, 2015

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved

33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

55

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

None.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

As of September 30, 2018, there were 19 lawsuits against SK Broadband (total amount of Won 4,894 million) that were pending. The Company does not believe that the outcome of these lawsuits will have a material impact on its financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 11 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 3,933 million to others, including Seodaemoon Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 24,854 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of September 30, 2018, there were 11 pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claims was Won 3,584 million. The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

SK Planet’s borrowings from financial institutions as of September 30, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	2,000,000	—
	Standard loan	40,000,000	40,000,000
Shinhan Bank	Overdrafts	15,000,000	—
	Standard loan	30,000,000	30,000,000
Total		87,000,000	70,000,000

56

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of September 30, 2018 are set forth in the table below.

			(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	10,904,362
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	750,201
		Other guarantees	—

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

Seoul Guarantee Insurance Company and KB Insurance have provided performance guarantees of Won 12.4 billion and Won 3.3 billion, respectively, to SK Telink in connection with the performance of and potential losses from certain contracts.

SK Telink has provided a performance guarantee of up to Won 337 million to business partners through Seoul Guarantee Insurance Company.

[SK Communications]

A.	Material Legal Proceedings

As of September 30, 2018, the aggregate amount of pending claims against SK Communications was Won 12.6 million. There were four pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of September 30, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional attachment of real estate	118,000
	Total	818,000

57

[Iriver]

A.	Material Legal Proceedings

As of September 30, 2018, there was one pending case against Iriver for damages of Won 5 billion. The plaintiff partially won on appeal at the appellate court, and Iriver has appealed to the Supreme Court of Korea during the third quarter of 2018. As a result, although the effect on the Company’s financial statements cannot be reasonably estimated due to the uncertainty regarding the extent of Iriver’s obligations thereunder and timing thereof, we have recognized the judgment amount and interest of the damages from the appellate court’s decision amounting to Won 371 million as a liability.

B.	Other Contingent Liabilities

(1)	As of September 30, 2018, Iriver was not party to any agreements with any financial institutions.

(2)	Seoul Guarantee Insurance Company has provided performance guarantees of Won 196 million to Iriver in connection with the performance of contracts, advance payment guarantee and defective guarantee.

(3)

Iriver has entered into design and technology contracts with domestic and foreign companies for the production of products and has made payments for the use of design and technology, which derived from the sale of the products or the use of the patent. The design and technology fees incurred during the nine months ended September 30, 2018 and 2017 were Won 4,463 million and Won 1,666 million, respectively, and such fees are included in cost of sales and selling and administrative expenses.

[NSOK]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against NSOK for damages of Won 40 million in connection with the installation of security services. The plaintiff accepted an offer of reconciliation by court without making further complaints, which led to a settlement on April 5, 2017. There is no impact on NSOK’s business or results of operation as a result of the settlement.

On July 12, 2017, NSOK filed a cross action in a lawsuit that was filed against NSOK for a refund of advance payments in the amount of Won 635 million in connection with the installation of security services. On March 24, 2018, the court ordered compulsory mediation and terminated the lawsuit. There is no impact on NSOK’s business or results of operation as a result.

On July 12, 2018, a lawsuit was filed against NSOK for indemnification of Won 33 million in connection with the installation of security services. Judgment is expected on October 30, 2018. It is difficult to predict the final outcome of this case, and its effect on the Company’s financial statements cannot be reasonably estimated.

On August 3, 2018, a lawsuit was filed against NSOK for damages of Won 100 million in connection with the installation of security services. Oral arguments are scheduled on November 23, 2018. It is difficult to predict the final outcome of this case, and its effect on the Company’s financial statements cannot be reasonably estimated.

B.	Other Contingent Liabilities

NSOK has entered into revolving credit facilities with a limit of Won 8 billion with Woori Bank and Won 20 billion with Hana Bank in relation to its loans.

58

3.	Status of Sanctions, etc.

[SK Telecom]

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On December 6, 2017, the Korea Communications Commission issued a correctional order for violating the rights of subscribers in relation to its high-speed Internet and bundled services. The Company reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 21.1 billion and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 223 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its corporate business. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 27 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its large retail dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

* Important matters that occurred after September 30, 2018

On May 8, 2018, the Company entered into an agreement to acquire 740,895 shares of Life & Security Holdings Co., Ltd. (formerly known as Siren Holdings Korea Co., Ltd.) for Won 697,207 million in order to strengthen its security business and expand its home customer base. The acquisition was completed on October 1, 2018, and the Company’s ownership interest in Life & Security Holdings Co., Ltd. became 55%. As a result of the acquisition, the Company acquired control over Life & Security Holdings Co., Ltd. and its wholly-owned subsidiary ADT CAPS Co., Ltd. (“ADT CAPS”). The acquisition price of Won 697,207 million is subject to change pursuant to certain price adjustments under the acquisition agreement. The remaining 45% interest of Life & Security Holdings Co., Ltd. is owned by Blue Security Investments, LLC. and pursuant to a shareholder agreement that was entered into concurrently with the acquisition agreement, such 45% interest will be converted into convertible preferred shares as early as practicable. The convertible preferred shares will be granted equal voting rights as common shares and the conversion ratio into common shares will be 1:1, with no restrictions on conversion. They will be cumulative participatory preferred shares with the right to receive preferential dividends amounting to 2% of the annual investment amounts.

59

On October 31, 2018, the Company entered into a comprehensive share exchange agreement to incorporate SK infosec Co., Ltd. as a wholly-owned subsidiary in order to enhance corporate value by improving management efficiency and creating synergies in the security business. The share exchange ratio is 1:0.0997678. The Company plans to deliver 1,260,668 of its treasury shares in lieu of issuing new shares. The share exchange is expected to be completed on December 27, 2018, on which date SK infosec Co., Ltd. will become a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: August 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3.8 million for breaching of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-2, 50-4, 50-6 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by transmitting advertising information for profits to users who express their intention to refuse to receive the information.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(2)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: September 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3 million for breaching of restrictions on rendering information transmission services.

•

Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by lacking of management and supervision standards in merchants involved in spamming and by not putting any sanctions on them.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(3)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•

Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

60

(4)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to bundled high-speed Internet products).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(5)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•

Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

(6)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Plan: Implement improvements to advertisement transmission related activity.

(7)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

61

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(8)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•

Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

62

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Plan: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(5)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Plan: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

63

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

* Important matters that occurred after September 30, 2018

The company entered into an agreement to sell 1,012,459 shares (100.00%) of NSOK (formerly known as Neosnetworks Co., Ltd.) to Siren Holdings Korea Co., Ltd. pursuant to a resolution of its board of directors on October 9, 2018. The sale closed on October 10, 2018 at a sale price of Won 100 billion.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 0.5 million.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying notification of matters related to the employees’ insurance status.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying reporting of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Improve and strengthen management related to industrial accidents

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and not providing training related to employee safety and health in the first quarter of 2018.

•

Status of Implementation: The company paid the fine and its board of directors resolved to establish an industrial safety and health committee on May 16, 2018. The company has also conducted offline and online training programs.

•	Company’s plan: Execute the correctional order.

64

[[Iriver]

* Important matters that occurred after September 30, 2018

On July 26, 2018, the board of directors of Iriver resolved a capital increase through a third-party allotment (approximately Won 70,000 million), and 7,990,867 common shares were issued upon payment on August 10, 2018.

On July 26, 2018, the board of directors of the company resolved to invest in operating funds (Won 11,000 million) for Groovers Co., Ltd. (“Groovers”), a subsidiary, to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018.

On June 28, 2018, the board of directors of Groovers resolved to acquire all properties, assets and rights related to the Music Mate streaming service from SK TechX, a related person of Iriver, for Won 3,320 million.

Effective as of July 1, 2018, SM Mobile Communications Japan Inc. (merging entity) and groovers Japan Co., Ltd. (surviving entity), a subsidiary of the company, completed their merger.

[NSOK]

* Important matters that occurred after September 30, 2018

NSOK (formerly known as Neosnetworks Co., Ltd.) decided to merge itself into ADT CAPS to create synergies and achieve management efficiency through the combination of assets, technology and management resources. The effective date of the merger is expected to be December 1, 2018, and the merger ratio will be 1:0.

4.	Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

65

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Jeong Hwan Choi
(Signature)

Name: Jeong Hwan Choi
Title: Senior Vice President

Date: December 14, 2018

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of September 30, 2018, the condensed separate statements of income and comprehensive income for the three and nine-month periods ended September 30, 2018 and 2017, the condensed separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw the attention of the users of the above-mentioned financial statements of the Company to the matter described in Note 3 to the condensed separate financial statements. The Company has initially adopted K-IFRS Nos. 1109 and 1115 for the year beginning on January 1, 2018, and the Company has taken an exemption not to restate the condensed separate financial statements as of December 31, 2017 and for the three and nine-month period ended September 30, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS Nos. 1109 and 1115 are discussed in Note 3.

1

Other matters

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2018

This report is effective as of November 9, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,27,28	￦	1,058,447	880,583
Short-term financial instruments	3,27,28		79,000	94,000
Short-term investment securities	3,6,27,28		47,690	47,383
Accounts receivable – trade, net	3,4,27,28,29		1,842,565	1,520,209
Short-term loans, net	3,4,27,28,29		65,449	54,403
Accounts receivable – other, net	3,4,27,28,29,30		648,083	1,003,509
Accrued income	3,4,27,28		608	659
Contract assets	3,15		1,706	—
Advanced payments			9,819	13,783
Prepaid expenses	3,5		1,736,993	121,121
Inventories, net			25,788	29,837
Others			1,281	2,611

Total Current Assets			5,517,429	3,768,098

Non-Current Assets:
Long-term financial instruments	3,27,28		382	382
Long-term investment securities	3,6,27,28		484,422	724,603
Investments in subsidiaries, associates and joint ventures	7		9,455,991	9,152,321
Property and equipment, net	8,29		6,335,895	6,923,133
Goodwill			1,306,236	1,306,236
Intangible assets, net	9		2,702,465	3,089,545
Long-term loans, net	3,4,27,28,29		7,617	7,512
Long-term accounts receivable - other	3,4,27,28,30		315,672	285,118
Long-term contract assets	3,15		5,902	—
Long-term prepaid expenses	3,5		709,751	25,169
Guarantee deposits	3,4,27,28,29		183,978	173,513
Long-term derivative financial assets	3,13,27,28		33,167	30,608
Deferred tax assets	3,25		—	30,953
Defined benefit assets	14		5,989	40,082
Other non-current assets			249	249

Total Non-Current Assets			21,547,716	21,789,424

Total Assets		￦	27,065,145	25,557,522

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	27,28,29	￦	1,100,786	1,664,054
Receipts in advance	3		—	76,126
Contract liabilities	3,15		43,323	—
Withholdings	3,27,28		522,457	517,991
Accrued expenses	27,28		714,598	790,368
Income tax payable	25		140,990	206,060
Unearned revenue	3		—	3,705
Derivative financial liabilities	13,27,28		—	27,791
Provisions	12		45,834	48,508
Current installments of long-term debt, net	10,27,28		432,383	1,131,047
Current installments of long-term payables – other	11,27,28		300,414	301,751

Total Current Liabilities			3,300,785	4,767,401

Non-Current Liabilities:
Debentures, excluding current installments, net	10,27,28		5,374,962	4,334,848
Long-term borrowings, excluding current installments, net	10,27,28		37,878	42,486
Long-term payables – other	11,27,28		1,045,208	1,328,630
Long-term contract liabilities	3,15		7,538	—
Long-term unearned revenue	3		—	7,033
Long-term derivative financial liabilities	13,27,28		1,655	10,719
Long-term provisions	12		15,813	16,178
Deferred tax liabilities	3,25		526,243	—
Other non-current liabilities	27,28		43,247	42,836

Total Non-Current Liabilities			7,052,544	5,782,730

Total Liabilities			10,353,329	10,550,131

Shareholders’ Equity:
Share capital	1,16		44,639	44,639
Capital surplus and others	16,17,18		371,095	371,895
Retained earnings	19		16,317,319	14,512,556
Reserves	20		(21,237)	78,301

Total Shareholders’ Equity			16,711,816	15,007,391

Total Liabilities and Shareholders’ Equity		￦	27,065,145	25,557,522

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three and nine-month periods ended September 30, 2018 and 2017

(In millions of won except for per share data)
		September 30, 2018			September 30, 2017
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	3,21,29
Revenue		￦	2,925,572	8,855,945	3,156,536	9,354,122
Operating expenses:	29
Labor			174,779	508,487	152,635	461,444
Commissions	3,5		1,112,744	3,331,204	1,242,501	3,636,624
Depreciation and amortization			578,269	1,759,703	593,341	1,765,653
Network interconnection			162,286	491,913	161,691	470,650
Leased line			70,146	208,975	73,726	220,470
Advertising			43,678	107,644	37,489	100,648
Rent			108,978	331,560	110,106	331,407
Cost of products that have been resold			126,474	383,169	132,890	398,966
Others	22		237,578	685,114	231,477	645,836

			2,614,932	7,807,769	2,735,856	8,031,698

Operating profit	3		310,640	1,048,176	420,680	1,322,424
Finance income	24		34,427	241,720	23,357	169,776
Finance costs	24		59,087	198,989	64,288	204,045
Other non-operating income	23		2,573	19,067	5,945	13,315
Other non-operating expenses	23		25,650	73,654	32,803	70,311
Gain (Loss) on investments in subsidiaries and associates	7		(12,977)	(12,977)	211,306	196,001

Profit before income tax	3		249,926	1,023,343	564,197	1,427,160
Income tax expense	3,25		66,604	255,808	85,482	246,189

Profit for the period	3	￦	183,322	767,535	478,715	1,180,971

Earnings per share:	26
Basic and diluted earnings per share (in won)		￦	2,544	10,699	6,780	16,606

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2018 and 2017

(In millions of won)		September 30, 2018			September 30, 2017
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	183,322	767,535	478,715	1,180,971
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:			(269)	(45,061)	2,784	(3,588)
Remeasurement of defined benefit liabilities	14		(85)	(4,150)	2,784	(3,588)
Valuation loss on financial assets at fair value through other comprehensive income	20		(184)	(40,911)	—	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:			(4,248)	(14,254)	(502)	104,649
Net change in unrealized fair value of available-for-sale financial assets	20		—	—	(5,412)	93,935
Net change in unrealized fair value of derivatives	20		(4,248)	(14,254)	4,910	10,714

Other comprehensive income (loss) for the period, net of taxes			(4,517)	(59,315)	2,282	101,061

Total comprehensive income		￦	178,805	708,220	480,997	1,282,032

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)				Capital surplus and others								Total equity
	Note	Share capital		Paid-in surplus	Treasury share	Hybrid bonds	Share option	Other	Sub-total	Retained earnings	Reserves
Balance, January 1, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	1,180,971	—	1,180,971
Other comprehensive income (loss)	14,20		—	—	—	—	—	—	—	(3,588)	104,649	101,061

			—	—	—	—	—	—	—	1,177,383	104,649	1,282,032

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends			—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	17		—	—	—	—	279	—	279	—	—	279
Interest on hybrid bonds			—	—	—	—	—	—	—	(8,420)	—	(8,420)

			—	—	—	—	279	—	279	(714,511)	—	(714,232)

Balance, September 30, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	279	(682,298)	371,760	14,365,499	42,856	14,824,754

Balance, December 31, 2017		￦	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115	3		—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109	3		—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Balance, January 1, 2018		￦	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	767,535	—	767,535
Other comprehensive income (loss)	14,20		—	—	—	—	—	—	—	(18,166)	(41,149)	(59,315)

			—	—	—	—	—	—	—	749,369	(41,149)	708,220

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends			—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option	17		—	—	—	—	441	—	441	—	—	441
Repayments of hybrid bonds	18		—	—	—	(398,518)	—	(1,482)	(400,000)	—	—	(400,000)
Proceeds from issuance of hybrid bonds	18		—	—	—	398,759	—	—	398,759	—	—	398,759
Interest on hybrid bonds			—	—	—	—	—	—	—	(12,111)	—	(12,111)

			—	—	—	241	441	(1,482)	(800)	(718,202)	—	(719,002)

Balance, September 30, 2018		￦	44,639	2,915,887	(2,260,626)	398,759	855	(683,780)	371,095	16,317,319	(21,237)	16,711,816

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	September 30, 2018		September 30, 2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	767,535	1,180,971
Adjustments for income and expenses	31		2,166,079	1,989,161
Changes in assets and liabilities related to operating activities	31		(230,110)	(99,586)

Sub-total			2,703,504	3,070,546
Interest received			25,280	36,934
Dividends received			176,030	101,256
Interest paid			(142,482)	(133,346)
Income tax paid			(372,005)	(546,213)

Net cash provided by operating activities			2,390,327	2,529,177

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,000
Decrease in short-term financial instruments, net			15,000	1,000
Collection of short-term loans			154,579	148,723
Proceeds from disposal of long-term investment securities			185,142	14,253
Proceeds from disposal of investments in subsidiaries and associates			10,429	—
Proceeds from disposal of property and equipment			6,749	17,147
Proceeds from disposal of intangible assets			145	3,490

			372,044	234,613
Cash outflows for investing activities:
Increase in short-term loans			(165,842)	(157,745)
Acquisition of long-term investment securities			(990)	(11,048)
Acquisition of investments in subsidiaries and associates			(323,112)	(184,414)
Acquisition of property and equipment			(1,304,941)	(1,331,694)
Acquisition of intangible assets			(21,415)	(23,987)

			(1,816,300)	(1,708,888)

Net cash used in investing activities		￦	(1,444,256)	(1,474,275)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	September 30, 2018		September 30, 2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of hybrid bonds		￦	398,759	—
Proceeds from issuance of debentures			1,326,346	368,456

			1,725,105	368,456
Cash outflows for financing activities:
Repayments of long-term borrowings			(6,200)	(6,407)
Repayments of hybrid bonds			(400,000)	—
Repayments of long-term account payables-other			(302,867)	(302,867)
Repayments of debentures			(1,036,550)	(349,119)
Payments of cash dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(12,111)	(8,420)
Cash outflows from settlement of derivatives			(29,213)	(22,884)

			(2,493,032)	(1,395,788)

Net cash used in financing activities			(767,927)	(1,027,332)

Net increase in cash and cash equivalents			178,144	27,570
Cash and cash equivalents at beginning of the period			880,583	874,350
Effects of exchange rate changes on cash and cash equivalents			(280)	1

Cash and cash equivalents at end of the period		￦	1,058,447	901,921

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2018, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2017. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2017 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1115, Revenue from contracts with customers, and K-IFRS No. 1109, Financial Instruments, that are described in Note 3.

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SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 28.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2018.

(1)	Changes in accounting policies

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 1109, Financial Instruments, from January 1, 2018. A number of other amended standards are effective from January 1, 2018, but they do not have a material effect on the Company’s condensed separate interim financial statements.

1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Company applied K-IFRS No. 1115 retrospectively only to contracts that are not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

i)	Identification of performance obligations in the contract

A substantial portion of the Company’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Company to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case that the Company provides a wireless telecommunications service and sells a handset together to one customer, the Company allocates considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract. As a result of applying K-IFRS No. 1115, the Company has no consideration to be reconciled with respect to the allocation of the transaction price at the date of initial application.

ii)	Allocation of the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1115, Revenue from Contracts with Customers

ii)	Allocation of the transaction price to each performance obligations, Continued

In the case of providing both wireless telecommunication services and mobile devices for sale, the Company allocates the transaction price based on relative stand-alone selling prices. There is no amount to be reconciled with respect to allocation of the transaction price at the date of initial application.

iii)	Incremental costs to acquire a contract

The Company pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Company to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Company recognized ￦2,356,136 million of prepaid expenses as at January 1, 2018.

iv)	Contract liability

Under K-IFRS No. 1115, the Company reclassified the receipts in advance and unearned revenue amounting to ￦44,045 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

v)	Impact of adopting K-IFRS No. 1115 on the condensed separate interim financial statements

If the previous standards were applied to the Company’s condensed separate statement of financial position as of September 30, 2018, prepaid expenses and long-term prepaid expenses would be decreased by ￦1,622,379 million and ￦683,948 million, respectively, and contract assets and long-term contract assets would be decreased by ￦1,706 million and ￦5,902 million, respectively, while deferred tax assets would be increased by ￦97,248 million. As a result, total assets would be decreased by ￦2,216,687 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would be decreased by ￦43,323 million, ￦7,538 million and ￦526,243 million, respectively, while other liabilities such as receipts in advance and unearned revenue would be increased by ￦50,861 million. As a result, total liabilities would be decreased by ￦526,243 million. In relation to these changes in assets and liabilities, retained earnings would be decreased by ￦1,690,444 million.

If the previous standards were applied to the Company’s condensed separate statement of income for the nine-month period ended September 30, 2018, revenues would be increased by ￦5,655 million, while commission expenses would be decreased by ￦36,547 million. Operating profit and profit before income tax would be increased by ￦42,202 million. As a result, profit for the period would be increased by ￦33,541 million with increase in income tax expense of ￦8,661 million.

The adoption of K-IFRS No. 1115 did not have material impact on the Company’s condensed separate statement of cash flows for the nine-month period ended September 30, 2018.

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	￦	106	(4,495)
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(79,908)	85,349
Recognition of loss allowances on accounts receivable - trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	￦	(58,389)	49,611

i)	Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	￦	880,583	880,583	—
Short-term financial instruments	Amortized cost	Amortized cost		94,000	94,000	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Accounts receivable - trade	Amortized cost	Amortized cost		1,520,209	1,507,259	(12,950)
Short-term loans	Amortized cost	Amortized cost		54,403	54,403	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		759,720	759,720	—
Accounts receivable - other	Amortized cost	Amortized cost		243,789	243,690	(99)
Accrued revenue	Amortized cost	Amortized cost		659	659	—

				3,600,746	3,587,697	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		382	382	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		75,527	71,138	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		649,076	654,517	5,441
Long-term loans	Amortized cost	Amortized cost		7,512	7,512	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		41,376	41,376	—
Guarantee deposits	Amortized cost	Amortized cost		173,513	173,513	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,554	21,554	—
Derivative financial assets	Designated as at FVTPL	FVTPL		9,054	9,054	—

				1,221,736	1,222,788	1,052

			￦	4,822,482	4,810,485	(11,997)

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018, Continued.

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ￦122,910 million were reclassified to financial assets measured at FVTPL. As the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, these assets were not qualified to be designated as financial assets measured at amortized cost. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ￦ (-)106 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ￦4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ￦208 million was recognized in profit before income tax during the nine-month period ended September 30, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ￦649,076 million were reclassified to equity investments at FVOCI. As a result of this reclassification, as at January 1, 2018, OCI of ￦85,349 million was reclassified to retained earnings and OCI was increased by ￦5,441 million due to the changes in the fair value of these financial assets which were stated at cost under K-IFRS No. 1039. The Company designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable - other of ￦1,003,462 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Company reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

ii)	Impairment of financial assets

K-IFRS No. 1109 sets out a new ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

ii)	Impairment of financial assets, Continued

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Company recognizes the impairment loss on debt instruments at an amount equal to the lifetime expected credit losses.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

iii)	Hedge accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

3)	The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Company’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	￦	3,768,098	1,711,387	(13,049)	5,466,436
Accounts receivable - trade, net		1,520,209	—	(12,950)	1,507,259
Accounts receivable - other, net		1,003,509	—	(99)	1,003,410
Prepaid expenses		121,121	1,711,387	—	1,832,508
Others		1,123,259	—	—	1,123,259
Non-Current Assets:		21,789,424	613,796	1,052	22,404,272
Long-term investment securities		724,603	—	1,052	725,655
Long-term prepaid expenses		25,169	644,749	—	669,918
Deferred tax assets		30,953	(30,953)	—	—
Others		21,008,699	—	—	21,008,699

Total Assets	￦	25,557,522	2,325,183	(11,997)	27,870,708

Current Liabilities:		4,767,401	—	—	4,767,401
Contract liabilities		—	37,012	—	37,012
Receipts in advance		76,126	(76,126)	—	—
Unearned revenue		3,705	(3,705)	—	—
Withholdings		517,991	42,819	—	560,810
Others		4,169,579	—	—	4,169,579
Non-Current Liabilities:		5,782,730	601,198	(3,219)	6,380,709
Long-term contract liabilities		—	7,033	—	7,033
Long-term unearned revenue		7,033	(7,033)	—	—
Deferred tax liabilities		—	601,198	(3,219)	597,979
Others		5,775,697	—	—	5,775,697

Total Liabilities	￦	10,550,131	601,198	(3,219)	11,148,110

Share capital		44,639	—	—	44,639
Capital surplus and others		371,895	—	—	371,895
Retained earnings		14,512,556	1,723,985	49,611	16,286,152
Reserves		78,301	—	(58,389)	19,912

Total Shareholders’ Equity	￦	15,007,391	1,723,985	(8,778)	16,722,598

Total Liabilities and Shareholders’ Equity	￦	25,557,522	2,325,183	(11,997)	27,870,708

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(2)	Standards issued but not yet effective

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the following new standard in preparing the accompanying condensed separate interim financial statements as of and for the nine-month period ended September 30, 2018.

K-IFRS No. 1116, Leases

The Company currently plans to apply K-IFRS No.1116 in the period beginning on January 1, 2019 and to assess the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018. With the help of external accounting and IT specialists, the Company analyzes the lease contracts to establish related internal controls and to update its accounting system. At the end of reporting period, the Company is in the process of assessing the potential impact of applying K-IFRS No. 1116 to its financial statements and is planning to perform further detailed analysis after gathering more information.

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,968,388	(125,823)	1,842,565
Short-term loans		66,123	(674)	65,449
Accounts receivable - other(*)		702,657	(54,574)	648,083
Accrued income		608	—	608

		2,737,776	(181,071)	2,556,705
Non-current assets:
Long-term loans		48,716	(41,099)	7,617
Long-term accounts receivable - other(*)		315,672	—	315,672
Guarantee deposits		183,978	—	183,978

		548,366	(41,099)	507,267

	￦	3,286,142	(222,170)	3,063,972

(*)	Gross and carrying amounts of accounts receivable - other as of September 30, 2018 include ￦609,828 million of financial instruments classified as FVTPL.

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

4.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of September 30, 2018 and December 31, 2017 are as follows, Continued

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,628,036	(107,827)	1,520,209
Short-term loans		54,953	(550)	54,403
Accounts receivable - other		1,059,395	(55,886)	1,003,509
Accrued income		659	—	659

		2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans		48,623	(41,111)	7,512
Accounts receivable - other		285,118	—	285,118
Guarantee deposits		173,513	—	173,513

		507,254	(41,111)	466,143

	￦	3,250,297	(205,374)	3,044,923

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs during the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	September 30, 2018
Accounts receivable - trade	￦	107,827	12,950	11,756	(14,831)	8,121	125,823
Accounts receivable - other		97,547	99	2,438	(7,794)	4,057	96,347

	￦	205,374	13,049	14,194	(22,625)	12,178	222,170

(In millions of won)
	January 1, 2017		Impairment	Write-offs (*)	Collection of receivables previously written-off	September 30, 2017
Accounts receivable - trade	￦	119,027	10,354	(21,037)	9,865	118,209
Accounts receivable - other		99,800	227	(11,112)	7,392	96,307

	￦	218,827	10,581	(32,149)	17,257	214,516

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as shut-down or liquidation.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

4.	Trade and Other Receivables, Continued

(3)

The Company applies the simplified approach that allows the Company to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make that assessment, the Company uses its historical credit loss experience and classified the accounts receivable - trade by their credit risk characteristics and days overdue.

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

5.	Prepaid expenses

As discussed in Note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning on January 1, 2018.

(1)	Details of prepaid expenses as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	￦	1,622,379	—
Others		114,614	121,121

		1,736,993	121,121

Non-current assets:
Incremental costs of obtaining contracts	￦	683,948	—
Others		25,803	25,169

		709,751	25,169

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of September 30, 2018 and the related depreciation recognized as commissions during the three and nine-month periods ended September 30, 2018 are as follows:

(In millions of won)	2018
	Three-month period ended September 30		Nine-month period ended September 30
Depreciation recognized as commission	￦	518,836	1,554,042

The Company pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract and installation contract secured. The Company capitalized certain costs associated with commissions paid to sales agents to obtain new customer contracts as prepaid expenses, which the Company previously expensed. These prepaid expenses are amortized over the periods that the Company expects to maintain its customers.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

6.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	September 30, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	￦	—	47,383
	FVTPL		47,690	—

		￦	47,690	47,383

(2)	Details of long-term investment securities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	September 30, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	￦	—	723,703
	FVOCI(*)		417,402	—

			417,402	723,703
Debt instruments	Available-for-sale financial assets		—	900
	FVTPL		67,020	—

			67,020	900

		￦	484,422	724,603

(*)

The Company designated ￦417,402 million of equity instruments that are not held for trading as financial assets at FVOCI. During the nine-month period ended September 30, 2018, the Company disposed of 3,520,964 shares issued by KB Financial Group Inc. in exchange for ￦179,569 million in cash.

7.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Investments in subsidiaries	￦	4,545,499	4,391,693
Investments in associates and joint ventures		4,910,492	4,760,628

	￦	9,455,991	9,152,321

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)	September 30, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	￦	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd. (*1,2)	69,593,562	98.7		404,833	1,298,237
Eleven Street Co., Ltd. (*1)	8,224,709	80.3		1,049,403	—
IRIVER LIMITED (*3)	29,246,387	52.6		156,642	91,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	38,652
SKT Americas, Inc.	122	100.0		45,701	45,701
Atlas Investment (*4)	—	100.0		94,328	84,495
SK Global Healthcare Business Group., Ltd.	—	100.0		39,649	39,649
SK techx Co., Ltd. (*2)	—	—		—	155,999
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
id Quantique SA (*5)	44,157,506	58.1		59,214	—
Network O&S Co., Ltd., etc	—	—		45,348	35,033

			￦	4,545,499	4,391,693

(*1)

During the nine-month period ended September 30, 2018, SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. in order to enhance the level of specialization and enhance competitiveness and growth potential by strengthening core competencies of the businesses.

(*2)	During the nine-month period ended September 30, 2018, SK Planet Co., Ltd. merged SK techx Co., Ltd., a subsidiary owned by the Company.
(*3)

The Company acquired additional 7,420,091 shares of IRIVER LIMITED at a consideration of ￦65,000 million in cash through a non-proportional paid-in capital during the nine-month period ended September 30, 2018.

(*4)	The Company contributed ￦9,833 million in cash during the nine-month period ended September 30, 2018.
(*5)

The Company acquired additional 41,157,506 shares of both common and preferred stocks, in aggregate, for ￦55,249 million in cash during the nine-month period ended September 30, 2018 and reclassified the existing equity instruments at FVOCI to subsidiaries. Due to the reclassification, ￦1,636 million valuation gain on the equity instruments at FVOCI is reclassified to retained earnings.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018				December 31, 2017
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	￦	601,192	601,192
HappyNarae Co., Ltd.	720,000	45.0		12,939	12,939
Korea IT Fund(*1)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*2)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	27.1		47,958	47,958
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
12CM Japan, Inc.(*3)	3,925	29.2		7,697	—
MAKEUS Corp.(*2,3)	2,153	8.9		9,773	—
SE ASIA INVESTMENT PTE. LTD.(*3)	100,000,000	20.0		111,000	—
Pacific Telecom Inc.(*2,3)	1,734,109	15.0		36,487	—
SK USA, Inc. and others(*4)	—	—		67,627	71,824

			￦	4,885,912	4,725,152

Investment in joint ventures:
Finnq Co., Ltd.(*5)	4,900,000	49.0	￦	24,580	24,580
12CM GLOBAL PTE. LTD.(*6)	—	—		—	10,896

				24,580	35,476

			￦	4,910,492	4,760,628

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.

(*3)	These investments were acquired during the nine-month period ended September 30, 2018.
(*4)	Impairment loss amounting to ￦12,511 million was recognized in relation to its investment in HealthConnect Co., Ltd. during the nine-month period ended September 30, 2018.
(*5)	These investments were classified as investment in joint ventures as the Company has joint control pursuant to the agreement with the other shareholders.
(*6)	During the nine-month period ended September 30, 2018, the Company disposed of the entire shares.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(4)	The market value of investments in listed subsidiaries as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
IRIVER LIMITED	￦	8,540	29,246,387	249,764	5,580	21,826,296	121,790

(5)	The market value of investments in listed associates as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	6,280	6,960,445	43,712	5,950	6,960,445	41,415
SK hynix Inc.		73,100	146,100,000	10,679,910	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co., Ltd.		2,630	22,033,898	57,949	2,700	22,033,898	59,492

8.	Property and Equipment

Details of the changes in property and equipment for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	525,572	2,418	(29)	8,275	—	536,236
Buildings		546,872	485	(1,330)	20,794	(27,898)	538,923
Structures		376,755	4,762	(26)	3,275	(27,018)	357,748
Machinery		4,648,331	94,028	(22,505)	727,391	(1,216,619)	4,230,626
Other		448,203	371,690	(1,479)	(352,718)	(75,622)	390,074
Construction in progress		377,400	401,888	(3,466)	(493,534)	—	282,288

	￦	6,923,133	875,271	(28,835)	(86,517)	(1,347,157)	6,335,895

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

8.	Property and Equipment, Continued

Details	of the changes in property and equipment for the nine-month periods ended September 30, 2018 and 2017 are as follows, Continued:

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	506,786	2,935	(4,406)	10,380	—	515,695
Buildings		557,021	179	(459)	18,562	(27,559)	547,744
Structures		357,065	13,845	(74)	2,679	(26,183)	347,332
Machinery		4,781,985	75,297	(4,594)	786,966	(1,232,107)	4,407,547
Other		492,410	441,914	(4,272)	(406,567)	(81,976)	441,509
Construction in progress		603,272	436,662	(1,811)	(783,452)	—	254,671

	￦	7,298,539	970,832	(15,616)	(371,432)	(1,367,825)	6,514,498

9.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	￦	2,176,940	—	—	—	(302,916)	1,874,024
Land usage rights		7,858	1,860	(49)	405	(2,944)	7,130
Industrial rights		12,899	4,216	(716)	—	(2,585)	13,814
Facility usage rights		16,456	1,472	(35)	99	(2,059)	15,933
Club memberships		44,843	1,237	(25)	—	—	46,055
Other		830,549	12,630	(1,400)	115,188	(211,458)	745,509

	￦	3,089,545	21,415	(2,225)	115,692	(521,962)	2,702,465

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(302,916)	2,277,912
Land usage rights		8,359	2,489	(143)	200	(2,781)	8,124
Industrial rights		13,692	2,196	(19)	—	(2,523)	13,346
Facility usage rights		16,259	1,689	(36)	122	(2,014)	16,020
Club memberships		43,984	1,435	(1,960)	87	—	43,546
Other		612,541	16,178	(4,642)	386,203	(184,900)	825,380

	￦	3,275,663	23,987	(6,800)	386,612	(495,134)	3,184,328

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

9.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	111,496	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		408,265	LTE service	Sept. 2013	Dec. 2021
WiBro license		1,195	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,001,705	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		351,363	W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	1,874,024

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was selected for the 3.5GHz and 28GHz licenses allocation during the nine-month period ended September 30, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency are to be allocated in December 2018 as the Company pays the initial lump sum during November 2018, and then the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company will recognize these frequency licenses as intangible assets at the date of initial lump sum payment and will start amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

10.	Borrowings and Debentures

(1)	Changes in long-term borrowings for the nine-month period ended September 30, 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	Maturity	Book value
Current				￦	12,031
Non-current					42,486

As of January 1, 2018					54,517

Repayment of long-term borrowings
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,200)
Other changes(*):					2,186
Current					12,625
Non-current					37,878

As of September 30, 2018				￦	50,503

(*)	Other changes include the effects on foreign currency translation of foreign currency-denominated changes in present value discount during the nine-month period ended September 30, 2018.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

10.	Borrowings and Debentures, Continued

(2)	Changes in debentures for the nine-month period ended September 30, 2018 are as follows:

(In millions of won, In thousands of other currencies)
	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				￦	1,119,980	1,119,016
Non-current					4,350,258	4,334,848

As of January 1, 2018					5,470,238	5,453,864

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.57	Feb. 20, 2021		110,000	109,507
		2.81	Feb. 20, 2023		100,000	99,576
		3.00	Feb. 20, 2028		200,000	199,228
		3.02	Feb. 20, 2038		90,000	89,664
	Operating and refinancing fund	2.10	Sept. 17, 2021		100,000	99,565
		2.33	Sept. 17, 2023		150,000	149,429
		2.44	Sept. 17, 2038		50,000	49,811
Global unsecured corporate bonds	Operating fund	3.75	Apr. 16, 2023		535,000	529,566
					USD 500,000	USD 500,000

				￦	1,335,000	1,326,346

Debentures repaid:
Unsecured corporate bonds	Other fund	5.00	Mar. 3, 2018		(200,000)	(200,000)
	Operating fund	1.89	Jul. 17, 2018		(90,000)	(90,000)
Global unsecured corporate bonds	Operating fund	2.13	May. 1, 2018		(746,550)	(746,550)
					USD 700,000	USD 700,000

				￦	(1,036,550)	(1,036,550)

Other changes(*)					47,974	51,060
Current					420,000	419,758
Non-current					5,396,662	5,374,962

As of September 30, 2018				￦	5,816,662	5,794,720

(*)

Other changes include the effects on foreign currency translation of foreign currency-denominated debentures and changes in present value discount during the nine-month period ended September 30, 2018.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Long-term Payables - other

(1)	As of September 30, 2018 and December 31, 2017, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See Note 9):

(In millions of won)
	September 30, 2018		December 31, 2017
Long-term payables - other	￦	1,407,388	1,710,255
Present value discount on long-term payables - other		(61,766)	(79,874)
Current installments of long-term payables - other		(300,414)	(301,751)

Carrying amount at period end	￦	1,045,208	1,328,630

(2)

The Company repaid ￦302,867 million of the principal amount of long-term payables - other related to the acquisition of frequency usage rights during the nine-month period ended September 30, 2018. The repayment schedule of the principal amount of long-term payables - other as of September 30, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		199,515
More than 5 years		299,272

	￦	1,407,388

12.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2018						As of September 30, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	3,874	—	(1,075)	(2,799)	—	—	—
Provision for restoration		56,162	3,656	(621)	(456)	58,741	42,928	15,813
Emission allowance		4,650	2,896	(1,334)	(3,306)	2,906	2,906	—

	￦	64,686	6,552	(3,030)	(6,561)	61,647	45,834	15,813

(In millions of won)	For the nine-month period ended September 30, 2017						As of September 30, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	￦	24,710	2	(6,735)	—	17,977	17,977	—
Provision for restoration		53,022	3,126	(645)	(395)	55,108	38,640	16,468
Emission allowance		2,788	3,573	(518)	(2,283)	3,560	3,560	—

	￦	80,520	6,701	(7,898)	(2,678)	76,645	60,177	16,468

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

13.	Derivatives

Changes in derivative contracts for the nine-month period ended September 30, 2018 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Counterparty	Contract term
Expired	Nov. 1, 2012	Fixed rate foreign currency bond (par value USD 700,000)	Currency risk	Currency swap contract	Standard Chartered and 8 others	Nov. 1, 2012 ~ May 1, 2018
Contracted	Apr. 16, 2018	Fixed rate foreign currency bond (par value USD 500,000)	Currency risk	Currency swap contract	The Export-Import Bank of Korea and 3 others	Apr. 16, 2018 ~ Apr. 16, 2023

14.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Present value of defined benefit obligations	￦	316,830	278,778
Fair value of plan assets		(322,819)	(318,860)

Defined benefit assets	￦	(5,989)	(40,082)

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Beginning balance	￦	278,778	240,289
Current service cost		30,684	29,341
Interest cost		6,507	4,947
Remeasurement:
- Adjustment based on experience		3,808	4,199
Benefit paid		(6,513)	(7,220)
Others		3,566	9,118

Ending balance	￦	316,830	280,674

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

14.	Defined Benefit Liabilities (Assets), Continued

(3)	Changes in plan assets for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Beginning balance	￦	318,860	265,076
Interest income		7,144	5,059
Remeasurement		(1,968)	(535)
Contribution		9,000	20,000
Benefit paid		(16,155)	(25,655)
Others		5,938	6,518

Ending balance	￦	322,819	270,463

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Current service cost	￦	30,684	29,341
Net interest income		(637)	(112)

	￦	30,047	29,229

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

15.	Contract assets and liabilities

As discussed in Note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers during the year beginning on January 1, 2018.

Details of contract assets and liabilities as of September 30, 2018 and January 1, 2018 are as follows:

(In millions of won)
	September 30, 2018		January 1, 2018
Contract assets:
Allocation of performance obligations	￦	7,608	—
Contract liabilities:
Wireless service contracts		17,648	16,577
Customer loyalty programs		14,863	10,739
Others		18,350	16,729

	￦	50,861	44,045

16.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stocks with a par value of ￦500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds (Note 18)		398,759	398,518
Share option (Note 17)		855	414
Others		(683,780)	(682,298)

	￦	371,095	371,895

There were no changes in share capital for the nine-month periods ended September 30, 2018 and 2017 and details of shares outstanding as of September 30, 2018 and 2017 are as follows:

(In shares)	September 30, 2018			September 30, 2017
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

17.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option programs are as follows:

	Series
	1-1	1-2	1-3	2
Grant date	March 24, 2017			February 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	5,707
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(2)	Share compensation expense recognized and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	￦	414
During the nine-month period ended September 30, 2018		441
In subsequent periods		673

	￦	1,528

(3)

The Company used binomial option pricing model to determine the fair value of share options. The inputs used in the measurement of the value of the share options at grant dates of the share-based payment plans are as follows:

	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%
Estimated option’s life	5 years	6 years	7 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500
Expected volatility	13.38%	13.38%	13.38%	16.45%
Expected dividends	3.80%	3.80%	3.80%	3.70%
Exercise price (in won)	246,750	266,490	287,810	254,120
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

18.	Hybrid Bonds

The Company repaid Series 1 hybrid bonds during the nine-month period ended September 30, 2018 and issued the following hybrid bonds at par:

(In millions of won)
	Type	Issue date	Maturity date(*1)	Interest rate (%)(*2)	Amount
2-1 Private equity bond securities	Unsecured subordinated coupon bond	2018. 6. 7	2078. 6. 7	3.70	￦	300,000
2-2 Private equity bond securities	Unsecured subordinated coupon bond	2018. 6. 7	2078. 6. 7	3.65		100,000
Issuing cost						(1,241)

					￦	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*1)	The Company may extend the maturity without any notice or announcement.
(*2)

The interest rate of the hybrid bonds is determined by applying additional interest on a five-year Korea national bond interest rate. In addition, according to ‘Step-up’ clause, 0.25%p adds on the rate of return after 10 years from the issuance and another 0.75%p after 25 years from the issue date.

19.	Retained Earnings

Retained earnings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,852,438	13,242,438
Unappropriated		2,442,561	1,247,798

	￦	16,317,319	14,512,556

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

20.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Valuation gain on financial assets at FVOCI	￦	63,589	—
Valuation gain on available-for-sale financial assets		—	148,873
Valuation loss on derivatives		(84,826)	(70,572)

	￦	(21,237)	78,301

(2)	Changes in reserves for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	￦	—	28,963	(90,756)	(61,793)
Changes, net of taxes		—	93,935	10,714	104,649

Balance at September 30, 2017		—	122,898	(80,042)	42,856

Balance at December 31, 2017		—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)

Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(26,895)	—	(14,254)	(41,149)

Balance at September 30, 2018	￦	63,589	—	(84,826)	(21,237)

21.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Products transferred at a point in time:
Product sales	￦	36,688	106,655	38,305	127,848
Services transferred over time:
Wireless service revenue(*1)		2,484,567	7,551,174	2,717,129	8,077,122
Cellular interconnection revenue		155,901	462,837	150,248	467,600
Other(*2)		248,416	735,279	250,854	681,552

		2,888,884	8,749,290	3,118,231	9,226,274

	￦	2,925,572	8,855,945	3,156,536	9,354,122

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

22.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Communication	￦	7,080	21,244	6,052	18,540
Utilities		62,597	170,150	63,630	170,146
Taxes and dues		2,601	18,452	7,644	14,918
Repair		65,080	181,754	58,249	165,021
Research and development		78,623	229,807	77,075	221,814
Training		8,030	19,723	6,679	16,009
Bad debt for accounts receivable—trade		3,163	11,756	2,002	10,354
Other		10,404	32,228	10,146	29,034

	￦	237,578	685,114	231,477	645,836

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	520	1,520	2,461	7,025
Others		2,053	17,547	3,484	6,290

	￦	2,573	19,067	5,945	13,315

Other non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	9,704	25,683	5,149	8,804
Donations		12,409	40,559	27,202	57,896
Bad debt for accounts receivable— other		940	2,438	—	227
Others		2,597	4,974	452	3,384

	￦	25,650	73,654	32,803	70,311

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance Income:
Interest income	￦	6,389	30,673	12,766	42,164
Gain on sale of accounts receivable - trade		9,202	17,341	4,414	13,504
Dividends		14,572	177,490	1,833	101,256
Gain on foreign currency transactions		3,251	11,720	2,798	8,235
Gain on foreign currency translations		—	894	392	132
Gain relating to financial assets at FVTPL		487	2,179	—	142
Gain on disposal of long-term investment securities		—	—	790	3,148
Gain on valuation of derivatives		526	1,423	364	1,195

	￦	34,427	241,720	23,357	169,776

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance Costs:
Interest expenses	￦	55,340	173,723	58,755	182,351
Loss on foreign currency transactions		2,113	10,763	3,004	9,448
Loss on foreign currency translations		1,260	615	—	45
Loss on disposal of long-term investment securities		—	—	138	694
Loss on settlement of derivatives		—	12,156	—	8,910
Loss on financial assets at FVTPL		11	589	323	—
Loss on financial liabilities at FVTPL		363	1,143	38	567
Others		—	—	2,030	2,030

	￦	59,087	198,989	64,288	204,045

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

24.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest income on cash equivalents and short-term financial instruments	￦	4,569	12,208	3,794	11,259
Interest income on installment receivables and others		1,820	18,465	8,972	30,905

	￦	6,389	30,673	12,766	42,164

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expenses on borrowings	￦	286	3,108	1,340	5,321
Interest expenses on debentures		43,672	134,650	43,495	133,528
Others		11,382	35,965	13,920	43,502

	￦	55,340	173,723	58,755	182,351

(4)	Details of impairment losses on financial assets for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Accounts receivable—trade	￦	3,163	11,756	2,002	10,354
Other receivables		940	2,438	—	227
Available-for-sale financial assets		—	—	2,030	2,030

	￦	4,103	14,194	4,032	12,611

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)	2018			2017
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Profit for the period	￦	183,322	767,535	478,715	1,180,971
Interest on hybrid bonds		(3,691)	(12,111)	—	(8,420)
Profit for the period available for common shares		179,631	755,424	478,715	1,172,551
Weighted average number of common shares outstanding		70,609,160	70,609,160	70,609,160	70,609,160

Basic earnings per share (in won)	￦	2,544	10,699	6,780	16,606

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2018 and 2017 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2018	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2018	70,609,160	70,609,160	70,609,160

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2017	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2017	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three and nine-month periods ended September 30, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

27.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,058,447	—	1,058,447
Financial instruments		—	—	79,382	—	79,382
Short-term investment securities		47,690	—	—	—	47,690
Long-term investment securities(*)		67,020	417,402	—	—	484,422
Accounts receivable - trade		—	—	1,842,565	—	1,842,565
Loans and other receivables		609,828	—	611,579	—	1,221,407
Derivative financial assets		10,477	—	—	22,690	33,167

	￦	735,015	417,402	3,591,973	22,690	4,767,080

(*)	The Company designated ￦417,402 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

(In millions of won)
	December 31, 2017
	Financial assets at FVTPL		Available-for-sale financial assets	Loans and receivables	Derivatives- hedging instrument	Total
Cash and cash equivalents	￦	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable - trade		—	—	1,520,209	—	1,520,209
Loans and other receivables		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	￦	9,054	771,986	4,019,888	21,554	4,822,482

(2)	Financial liabilities by category as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	￦	—	—	1,655	1,655
Borrowings		—	50,503	—	50,503
Debentures (*)		61,422	5,733,298	—	5,794,720
Accounts payable - other and others		—	3,428,322	—	3,428,322

	￦	61,422	9,212,123	1,655	9,275,200

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2018 and December 31, 2017 are as follows, Continued:

(*)

Debentures classified as financial liabilities at FVTPL as of September 30, 2018 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

(In millions of won)
	December 31, 2017
	Financial liabilities measured at FVTPL		Financial liabilities measured at amortized cost	Derivatives- hedging instrument	Total
Derivative financial liabilities	￦	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures(*)		60,278	5,393,586	—	5,453,864
Accounts payable - other and others		—	4,116,758	—	4,116,758

	￦	60,278	9,564,861	38,510	9,663,649

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2017 are structured bonds, and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

28.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable—trade and other. Financial liabilities consist of accounts payable – other and others, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	112,084	￦	124,715	1,236,338	￦	1,375,674
EUR	24,131		31,239	73		95
JPY	16,460		161	—		—
Others	—		280	—		—

		￦	156,395		￦	1,375,769

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	12,426	(12,426)
EUR		3,114	(3,114)
JPY		16	(16)
Others		28	(28)

	￦	15,584	(15,584)

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings and debentures. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2018, floating-rate debentures amount to ￦333,810 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures. Therefore, income before income taxes for the nine-month period ended September 30, 2018 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

2)	Credit risk

The maximum credit exposure as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Cash and cash equivalents	￦	1,058,388	880,541
Financial instruments		79,382	94,382
Investment securities		900	900
Accounts receivable – trade		1,842,565	1,520,209
Loans and other receivables		1,221,407	1,524,714
Derivative financial assets		33,167	30,608

	￦	4,235,809	4,051,354

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful accounts on its estimated losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of September 30, 2018.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through robust operating activities.

Contractual maturities of financial liabilities as of September 30, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	￦	50,503	53,632	13,759	39,873	—
Debentures(*)		5,794,720	7,013,477	598,658	3,392,749	3,022,070
Accounts payable - other and others		3,428,322	3,544,167	2,370,549	869,155	304,463

	￦	9,273,545	10,611,276	2,982,966	4,301,777	3,326,533

The Company does not expect that the cash flows included in the above maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of September 30, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	22,690	15,977	19,583	40,530	(44,136)
Liabilities		(1,655)	(1,731)	(147)	(1,584)	—

	￦	21,035	14,246	19,436	38,946	(44,136)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that of the Company for the year ended December 31, 2017.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Total liabilities	￦	10,353,329	10,550,131
Total equity		16,711,816	15,007,391
Debt-equity ratios		61.95%	70.30%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2018 are as follows:

(In millions of won)	September 30, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	735,015	—	667,996	67,019	735,015
Derivative financial assets		22,690	—	22,690	—	22,690
FVOCI		417,402	351,027	—	66,375	417,402

	￦	1,175,107	351,027	690,686	133,394	1,175,107

Financial liabilities that are measured at fair value:
FVTPL	￦	61,422	—	61,422	—	61,422
Derivative financial liabilities		1,655	—	1,655	—	1,655

	￦	63,077	—	63,077	—	63,077

Financial liabilities that are not measured at fair value:
Borrowings	￦	50,503	—	51,482	—	51,482
Debentures		5,733,298	—	6,055,380	—	6,055,380
Long-term payables - other		1,345,622	—	1,436,411	—	1,436,411

	￦	7,129,423	—	7,543,273	—	7,543,273

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	9,054	—	9,054	—	9,054
Derivative financial assets		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	￦	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	￦	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value:
Borrowings	￦	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables—other		1,630,381	—	1,749,132	—	1,749,132

	￦	7,078,484	—	7,451,901	—	7,451,901

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦135,344 million as of December 31, 2017 are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments classified as financial assets at FVOCI that are traded in an active market is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Company for the fair value measurement as of September 30, 2018 are as follows:

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows, Continued

Interest rate
Derivative instruments	1.75% ~ 2.50%
Borrowings and debentures	2.37% ~ 2.40%
Long-term payables - other	2.17% ~ 2.44%

3)

There have been no transfers between Level 2 to Level 1 for the nine-month period ended September 30, 2018. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2018 are as follows

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Loss for the period	Acquisition	Disposal	Balance at September 30, 2018
Available-for-sale financial assets	￦	2,546	(2,546)	—	—	—	—
FVTPL		—	71,139	(20)	90	(4,190)	67,019
FVOCI		—	67,804	—	900	(2,329)	66,375

	￦	2,546	136,397	(20)	990	(6,519)	133,394

(4)	Enforceable master netting agreement or similar agreement

1)	Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2018 are as follows

(In millions of won)	September 30, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	￦	86,474	(85,803)	671	—	671
Financial liabilities:
Accounts payable – other and others	￦	85,803	(85,803)	—	—	—

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

2)	Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 are as follows

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	￦	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	￦	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	￦	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	￦	108,082	(88,301)	19,781	(19,781)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others(*)
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK Hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

(*)	As of September 30, 2018, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd. (*2,3)	98.7	Telecommunication services
	Eleven Street Co., Ltd.(*2)	80.3	Telecommunication services
	IRIVER LIMITED	52.6	Manufacturing of media and audio equipment
	SK Telecom Japan Inc.(*4)	100.0	Investment
	id Quantique SA(*5)	58.1	Quantum information and communications service
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.5	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping application development
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book devices in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY JAPAN INC.)	100.0	Selling of goods in Japan
	groovers Inc.(*6)	100.0	Selling of contents and Mastering Quality Sound album

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.	100.0	Security systems service
	SK TELINK VIETNAM Co., Ltd.(*7)	100.0	Communications device retail business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Others(*8)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	Eleven Street Co., Ltd. was spun off from SK Planet Co., Ltd. during the nine-month period ended September 30, 2018.
(*3)	SK techx Co., Ltd. was merged into SK Planet Co., Ltd. during the nine-month period ended September 30, 2018.
(*4)	SK Telecom Japan Inc. was established during the nine-month period ended September 30, 2018.
(*5)	The Company additionally acquired shares of id Quantique SA during the nine-month period ended September 30, 2018 and reclassified the investee as the investment in subsidiaries.
(*6)	groovers Inc. became one of the subsidiaries of IRIVER LIMITED as a result of the acquisition of additional ownership interests during the nine-month period ended September 30, 2018.
(*7)	SK TELINK VIETNAM Co., Ltd. was established by SK Telink Co., Ltd. during the nine-month period ended September 30, 2018.
(*8)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(2)	Compensation to the key management personnel

The Company considers registered directors (3 inside and 5 outside directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management personnel. The compensation given to such key management personnel for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	For the period ended September 30
	Three-month		Nine-month	Three-month	Nine-month
Salaries	￦	779	3,995	332	1,831
Defined benefits plan expenses		121	799	83	175
Share option		170	441	135	279

	￦	1,070	5,235	550	2,285

Compensation for the key management personnel includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
		For the period ended September 30, 2018
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three- month		Nine- month	Three- month	Nine- month	Three- month	Nine- month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	2,727	8,538	96,274	428,244	8,964	15,732
Subsidiaries	SK Broadband Co., Ltd.		29,411	87,129	139,386	403,036	15,660	20,007
	PS&Marketing Corporation(*2)		2,666	8,720	382,500	1,120,402	362	424
	Network O&S Co., Ltd.		1,099	3,153	53,988	159,855	12,332	22,382
	SK Planet Co., Ltd.		4,578	18,969	12,921	26,944	771	938
	SK Telink Co., Ltd.		13,669	42,802	5,725	16,951	—	—
	SERVICE ACE Co., Ltd.		1,936	5,804	32,546	97,838	—	—
	SERVICE TOP Co., Ltd.		2,111	6,403	35,894	115,211	—	—
	Eleven Street Co., Ltd.		1,974	1,974	1,595	1,595	—	—
	SK techx Co., Ltd(*3)		812	3,373	11,961	96,258	9,782	11,064
	Others(*4)		15,789	28,360	18,090	39,569	321	2,974

			74,045	206,687	694,606	2,077,659	39,228	57,789

Associates	F&U Credit information Co., Ltd.		393	1,181	11,296	34,553	—	—
	HappyNarae Co., Ltd.		22	75	3,997	8,781	15,017	36,271
	SK hynix Inc.(*5)		6,593	163,486	14	220	—	—
	KEB HanaCard Co., Ltd.		3,149	12,087	3,773	11,615	—	—
	Others(*6)		2,331	4,590	7,472	25,606	355	478

			12,488	181,419	26,552	80,775	15,372	36,749

Other	SK Engineering & Construction Co., Ltd.		542	2,500	—	134	—	—
	SK Innovation Co., Ltd.		2,166	6,334	181	700	—	—
	SK Networks Co., Ltd.		4,800	10,605	3,512	11,191	368	435
	SK Networks Service Co., Ltd.		162	478	10,178	33,038	717	2,277
	SK Telesys Co., Ltd.		36	139	200	639	18,882	46,080
	SK TNS Co., Ltd.		25	75	10,915	17,672	91,420	180,587
	SK energy Co., Ltd.		462	1,795	7	152	—	—
	SKC Infra Services Co., Ltd.		8	41	2,181	6,651	421	927
	SK Infosec Co., Ltd.		—	76	7,439	22,555	2,548	3,669
	Others		2,471	8,230	1,380	3,865	—	—

			10,672	30,273	35,993	96,597	114,356	233,975

		￦	99,932	426,917	853,425	2,683,275	177,920	344,245

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows, Continued:

(*1)	Operating expenses and others include ￦203,635 million of dividends declared and paid by the Company
(*2)	Operating expenses and others include ￦643,239 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Transactions with SK techx Co., Ltd occurred before merger with SK Planet Co., Ltd.
(*4)	Operating revenue and others include ￦10,090 million of dividends received from SK Global Healthcare Business Group Ltd.
(*5)	Operating revenue and others include ￦146,100 million of dividends received.
(*6)	Operating revenue and others include ￦3,715 million of dividends received from Korea IT Fund and UniSK.

(In millions of won)
		For the period ended September 30, 2017
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	3,495	8,318	72,907	403,186	15,563	76,573
Subsidiaries	SK Broadband Co., Ltd.		31,284	87,555	130,463	407,652	16,659	19,523
	PS&Marketing Corporation(*2)		2,924	10,078	381,426	1,067,792	62	542
	Network O&S Co., Ltd.		1,483	3,412	42,974	151,147	15,552	19,973
	SK Planet Co., Ltd.		7,325	21,388	11,351	22,860	20	56
	SK Telink Co., Ltd.		16,277	46,855	5,229	14,280	—	—
	SERVICE ACE Co., Ltd.		1,986	5,954	31,472	96,789	—	—
	SERVICE TOP Co., Ltd.		2,097	6,341	34,411	102,873	—	—
	SK techx Co., Ltd		3,513	4,591	46,956	141,053	1,605	1,887
	Others		6,735	20,894	21,609	41,451	1,269	2,204

			73,624	207,068	705,891	2,045,897	35,167	44,185

Associates	F&U Credit information Co., Ltd.		401	1,221	10,671	33,535	—	37
	HappyNarae Co., Ltd.		26	29	2,754	10,741	21,553	34,035
	SK hynix Inc.(*3)		17,424	114,661	10	156	—	—
	KEB HanaCard Co., Ltd.		4,455	13,629	3,780	11,223	—	—
	Others(*4)		288	2,476	537	26,026	—	151

			22,594	132,016	17,752	81,681	21,553	34,223

Other	SK Engineering & Construction Co., Ltd.		476	2,818	98	239	—	—
	SK Innovation Co., Ltd.		1,533	4,476	183	673	—	—
	SK Networks Co., Ltd.		4,816	12,129	3,670	11,930	390	671
	SK Networks Service Co., Ltd.		161	161	17,603	35,422	522	824

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows, Continued:

(In millions of won)		2017
		For the period ended September 30
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Other	SK Telesys Co., Ltd.	￦	40	123	491	1,210	28,208	55,771
	SK TNS Co., Ltd.		25	74	8,044	14,437	107,742	172,796
	Others		2,513	7,173	11,978	35,467	2,639	4,739

			9,564	26,954	42,067	99,378	139,501	234,801

Total		￦	109,277	374,356	838,617	2,630,142	211,784	389,782

(*1)	Operating expenses and others include ￦203,635 million of dividends declared by the Company.
(*2)	Operating expenses and others include ￦532,733 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ￦87,660 million of dividends received.
(*4)	Operating revenue and others include ￦1,403 million of dividends received from Korea IT Fund.

55

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)		September 30, 2018
		Receivables			Payables
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable –other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	1,510	32,695
Subsidiaries	SK Broadband Co., Ltd.		—	7,676	43,619
	PS&Marketing Corporation		—	156	76,184
	Network O&S Co., Ltd.		—	283	24,884
	SK Planet Co., Ltd.		—	631	32,338
	SK Telink Co., Ltd.		—	10,139	4,666
	SERVICE ACE Co., Ltd.		—	111	22,638
	SERVICE TOP Co., Ltd.		—	139	23,455
	Eleven Street Co., Ltd.		—	4,182	296
	One Store Co., Ltd.		—	1,073	25,544
	SK m&service Co., Ltd.		—	4,713	4,916
	Others		—	874	14,825

			—	29,977	273,365

Associates	F&U Credit information Co., Ltd.		—	74	1,172
	HappyNarae Co., Ltd.		—	—	1,552
	SK hynix Inc.		—	4,769	—
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	5,913	10,554
	Others		611	2,624	4,321

			22,758	50,643	17,599

Other	SK Engineering and Construction Co., Ltd.		—	161	—
	SK Innovation Co., Ltd.		—	1,967	169
	SK Networks Co., Ltd.		—	3,742	934
	SK Networks Services Co., Ltd.		—	—	6,785
	SK Telesys Co., Ltd.		—	12	166
	SK TNS Co., Ltd.		—	8	857
	SK Infosec Co., Ltd		—	12	7,085
	Others		—	1,526	712

			—	7,428	16,708

Total		￦	22,758	89,558	340,367

(*)	As of September 30, 2018, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

56

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2018 and December 31, 2017 are as follows, Continued

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, etc.	Accounts payable - other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	1,819	82,456
Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		￦	22,758	90,795	685,971

(*)	As of December 31, 2017, the Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

57

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

30.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the nine-month period ended September 30, 2018, the Company entered into comprehensive agreements to purchase accounts receivables from handset sales with the agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦740,165 million as of September 30, 2018 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of September 30, 2018, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

58

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses not involving cash flows for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Gain on foreign currency translations	￦	(894)	(132)
Interest income		(30,673)	(42,164)
Dividends		(177,490)	(101,256)
Gain relating to financial assets at FVTPL		(2,179)	(142)
Gain on disposal of long-term investment securities		—	(3,148)
Gain on disposal of property and equipment and intangible assets		(1,520)	(7,025)
Gain on valuation of derivatives		(1,423)	(1,195)
Gain on sale of accounts receivable - other		(17,341)	(13,504)
Loss on foreign currency translations		615	45
Bad debt for accounts receivable - trade		11,756	10,354
Bad debt for accounts receivable - other		2,438	227
Loss on disposal of long-term investments securities		—	694
Other financial expenses		—	2,030
Loss relating to financial assets at FVTPL		589	—
Depreciation and amortization		1,869,119	1,862,959
Loss on disposal of property and equipment and intangible assets		25,683	8,804
Interest expenses		173,723	182,351
Loss relating to financial liabilities at FVTPL		1,143	567
Loss on settlement of derivatives		12,156	8,910
Loss(gain) on investments in subsidiaries and associates		12,977	(196,001)
Retirement benefit expenses		30,047	29,229
Share option		441	279
Income tax expense		255,808	246,189
Other expenses		1,104	1,090

	￦	2,166,079	1,989,161

59

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Accounts receivable - trade	￦	(346,574)	35,662
Accounts receivable - other		373,035	(4,609)
Advance payments		(2,754)	15,611
Prepaid expenses		55,681	(3,871)
Inventories		4,043	3,884
Long-term accounts receivable - other		(30,554)	(93,611)
Contract assets		(7,608)	—
Guarantee deposits		(6,188)	9,184
Accounts payable - other		(133,672)	(38,072)
Advanced receipts		—	2,583
Withholdings		(38,351)	(64,905)
Deposits received		539	(4,257)
Accrued expenses		(98,810)	49,468
Unearned revenue		—	(839)
Provisions		(3,874)	(1,962)
Long-term provisions		2,501	(2,266)
Plan assets		7,155	5,655
Retirement benefit payment		(6,513)	(7,220)
Contract liabilities		6,815	—
Others		(4,981)	(21)

	￦	(230,110)	(99,586)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018	September 30, 2017
Decrease in accounts payable - other relating to the acquisition of property and equipment and intangible assets	￦ (429,670)	(360,862)

60

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Subsequent Events

(1)	Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) stock purchase contract

On May 8, 2018, the Company entered into a contract to acquire 740,895 shares or 55% of Life & Security Holdings Co., Ltd. at ￦697,207 million in cash in order to strengthen the security business and expand residential customer base. The acquisition of the shares was completed on October 1, 2018. As a result, the Company obtained a control over Life & Security Holdings Co., Ltd. and its subsidiaries including ADT Caps Co., Ltd. and two others. The total cash considerations paid or payable for acquisition amounting to ￦697,207 million is subject to change in accordance with the contract’s price adjustment conditions.

Blue Security Investments, LLC. holds 45% ownership of Life & Security Holdings Co., Ltd. since completion of transaction, and, according to the shareholders’ agreement with, the entire shares held by Blue Security Investments, LLC. will be converted to cumulative and participating convertible preferred stocks as soon as possible. The holders of the convertible preferred stock can exercise the same voting right as the holders of the common stock. The convertible preferred stock has 1-to-1 conversion ratio to common stock without restriction and empowers the holders a right of priority to the dividends at 2% of their investments per annum.

(2)	SK Infosec Co., Ltd. stock exchange contract

On October 31, 2018, the Company entered into a comprehensive stock exchange contract to acquire SK Infosec., Ltd. as a wholly owned subsidiary in order to create synergies in the security business and increase corporate value. The exchange ratio of the stock exchange between SK Infosec Co., Ltd. to SK Telecom Co., Ltd. is 1:0.0997678, and the Company will issue 1,260,668 shares of treasury stock to SK Holdings Co., Ltd. The acquisition of SK Infosec Co., Ltd. will be completed on December 27, 2018 at the completion of the stock exchange.

61

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of September 30, 2018, the condensed consolidated statements of income and comprehensive income for the three and nine-month periods ended September 30, 2018 and 2017, the condensed consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we draw the attention of the users of the above-mentioned financial statements of the Group to the matter described in Note 3 to the condensed consolidated financial statements. The Group has initially adopted K-IFRS Nos. 1109 and 1115 for the year beginning on January 1, 2018, and the Group has taken an exemption not to restate the condensed consolidated financial statements as of December 31, 2017 and for the three and nine-month period ended September 30, 2017, presented for comparative purposes, in accordance with transition requirements of the standards. The financial impacts of applying K-IFRS Nos. 1109 and 1115 are discussed in Note 3.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

November 9, 2018

This report is effective as of November 9, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,30,31	￦	2,763,552	1,457,735
Short-term financial instruments	3,30,31,33		263,311	616,780
Short-term investment securities	3,9,30,31		129,441	144,386
Accounts receivable – trade, net	3,5,30,31,32		2,549,898	2,126,007
Short-term loans, net	3,5,30,31,32		70,837	62,830
Accounts receivable – other, net	3,5,30,31,32,33		1,030,845	1,260,835
Prepaid expenses	3,6		1,810,072	197,046
Contract assets	3,7		97,337	—
Inventories, net	8		257,687	272,403
Derivative financial assets	3,18,30,31		14,124	—
Advance payments and other	3,5,30,31,32		38,527	63,777

Total Current Assets			9,025,631	6,201,799

Non-Current Assets:
Long-term financial instruments	3,30,31		1,217	1,222
Long-term investment securities	3,9, 30,31		756,339	887,007
Investments in associates and joint ventures	11		12,080,823	9,538,438
Property and equipment, net	12,32,33		9,479,384	10,144,882
Goodwill	10		1,952,258	1,915,017
Intangible assets, net	13		3,196,659	3,586,965
Long-term contract assets	3,7		36,799	—
Long-term loans, net	3,5,30,31,32		27,476	50,874
Long-term accounts receivable - other	3,5,30,31,33		315,672	287,048
Long-term prepaid expenses	3,6		852,571	90,834
Guarantee deposits	3,5,30,31,32		299,259	292,590
Long-term derivative financial assets	3,18,30,31		33,204	253,213
Deferred tax assets	3,28		91,882	88,132
Defined benefit assets	17		5,989	45,952
Other non-current assets	5,30,31		31,333	44,696

Total Non-Current Assets			29,160,865	27,226,870

Total Assets		￦	38,186,496	33,428,669

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of September 30, 2018 and December 31, 2017

(In millions of won)	Note	September 30, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	14,30,31	￦	53,120	130,000
Current installments of long-term debt, net	14,30,31		1,183,870	1,530,948
Current installments of long-term payables - other	15,30,31		300,828	302,703
Accounts payable - trade	30,31,32		268,554	351,711
Accounts payable - other	30,31,32		1,318,205	1,867,074
Receipts in advance	3		—	161,266
Contract liabilities	3,7		99,298	—
Withholdings	3,30,31,32		1,139,295	961,501
Accrued expenses	30,31,32		1,328,234	1,327,906
Income tax payable	28		149,344	219,791
Unearned revenue	3		—	175,732
Derivative financial liabilities	18,30,31		—	28,406
Provisions	3,16		49,052	52,057
Other current liabilities			—	28

Total Current Liabilities			5,889,800	7,109,123

Non-Current Liabilities:
Debentures, excluding current installments, net	14,30,31		6,777,192	5,596,570
Long-term borrowings, excluding current installments, net	14,30,31		106,066	211,486
Long-term payables - other	15,30,31		1,060,716	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,7		20,295	—
Defined benefit liabilities	17		107,967	61,960
Long-term derivative financial liabilities	18,30,31		8,233	11,064
Long-term provisions	16		32,213	32,669
Deferred tax liabilities	3,28		1,966,121	978,693
Other non-current liabilities	3,30,31		47,063	44,094

Total Non-Current Liabilities			10,125,866	8,290,351

Total Liabilities			16,015,666	15,399,474

Shareholders’ Equity
Share capital	1,19		44,639	44,639
Capital surplus and others	10,19,20,21		507,022	196,281
Retained earnings	3,22		21,696,906	17,835,946
Reserves	3,23		(356,081)	(234,727)

Equity attributable to owners of the Parent Company			21,892,486	17,842,139
Non-controlling interests			278,344	187,056

Total Shareholders’ Equity			22,170,830	18,029,195

Total Liabilities and Shareholders’ Equity		￦	38,186,496	33,428,669

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three and nine-month periods ended September 30, 2018 and 2017

(In millions of won except for per share data)		September 30, 2018			September 30, 2017
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating revenue:	3,4,32
Revenue		￦	4,186,392	12,522,253	4,442,739	13,022,697

Operating expenses:	3,32
Labor			538,528	1,624,055	509,511	1,437,439
Commissions	3		1,266,093	3,745,048	1,372,781	4,103,409
Depreciation and amortization	4		767,529	2,321,230	777,663	2,305,546
Network interconnection			212,229	646,018	224,143	658,247
Leased line			79,594	236,739	86,636	257,835
Advertising			119,923	330,515	128,356	337,232
Rent			134,139	396,896	129,367	394,852
Cost of products that have been resold			418,288	1,228,108	477,928	1,325,497
Others	25		345,961	1,017,166	343,944	976,462

			3,882,284	11,545,775	4,050,329	11,796,519

Operating profit	4		304,108	976,478	392,410	1,226,178

Finance income	4,27		106,285	188,877	31,153	104,703
Finance costs	4,27		95,954	272,237	80,444	305,476
Other non-operating income	4,26		36,223	58,568	9,493	22,963
Other non-operating expenses	4,26		41,178	114,410	38,041	139,401
Gain on investments in subsidiaries, associates and joint ventures	4,11		992,448	2,534,688	689,480	1,567,730

Profit before income tax	4		1,301,932	3,371,964	1,004,051	2,476,697

Income tax expense	28		252,109	714,468	211,084	479,738

Profit for the period		￦	1,049,823	2,657,496	792,967	1,996,959

Attributable to:
Owners of the Parent Company		￦	1,031,375	2,642,986	795,826	2,009,849
Non-controlling interests			18,448	14,510	(2,859)	(12,890)
Earnings per share:	29
Basic and diluted earnings per share (in won)		￦	14,555	37,260	11,271	28,345

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three and nine-month periods ended September 30, 2018 and 2017

(In millions of won)		September 30, 2018			September 30, 2017
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit for the period		￦	1,049,823	2,657,496	792,967	1,996,959

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:			(80)	(52,710)	3,760	(6,118)
Remeasurement of defined benefit liabilities	17		751	(9,987)	3,760	(6,118)
Valuation loss on financial assets at fair value through other comprehensive income	23		(831)	(42,723)	—	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:			(86,904)	(23,374)	32,581	82,385
Net change in unrealized fair value of available-for-sale financial assets	23		—	—	(5,409)	126,578
Net change in other comprehensive income of investments in associates and joint ventures	11,23		(72,519)	(24,434)	28,458	(32,821)
Net change in unrealized fair value of derivatives	23		(5,328)	(14,289)	5,673	11,597
Foreign currency translation differences for foreign operations	23		(9,057)	15,349	3,859	(22,969)

Other comprehensive income (loss) for the period, net of taxes			(86,984)	(76,084)	36,341	76,267

Total comprehensive income		￦	962,839	2,581,412	829,308	2,073,226

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		￦	944,293	2,566,537	832,175	2,085,875
Non-controlling interests			18,546	14,875	(2,867)	(12,649)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)
		Controlling Interest						Non- controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Total
Balance, January 1, 2017		￦	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the period			—	—	2,009,849	—	2,009,849	(12,890)	1,996,959
Other comprehensive income (loss)	17,23		—	—	(6,111)	82,137	76,026	241	76,267

			—	—	2,003,738	82,137	2,085,875	(12,649)	2,073,226

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends			—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(8,420)	—	(8,420)	—	(8,420)
Share option	21		—	279	—	—	279	—	279
Changes in ownership in subsidiaries			—	(3,591)	13	—	(3,578)	4,520	942

			—	(3,312)	(714,498)	—	(717,810)	4,239	(713,571)

Balance, September 30, 2017		￦	44,639	196,467	17,242,404	(144,046)	17,339,464	136,621	17,476,085

Balance, December 31, 2017		￦	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115	3		—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109	3		—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		￦	44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the period			—	—	2,642,986	—	2,642,986	14,510	2,657,496
Other comprehensive income (loss)	17,23		—	—	(23,899)	(52,550)	(76,449)	365	(76,084)

			—	—	2,619,087	(52,550)	2,566,537	14,875	2,581,412

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	—	(635,482)
Interim dividends			—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds			—	—	(12,111)	—	(12,111)	—	(12,111)
Repayments of hybrid bonds	20		—	(400,000)	—	—	(400,000)	—	(400,000)
Proceeds from issuance of hybrid bonds	20		—	398,759	—	—	398,759	—	398,759
Share option	21		—	441	—	—	441	126	567
Changes in ownership in subsidiaries			—	311,541	—	—	311,541	76,287	387,828

			—	310,741	(718,202)	—	(407,461)	76,413	(331,048)

Balance, September 30, 2018		￦	44,639	507,022	21,696,906	(356,081)	21,892,486	278,344	22,170,830

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	Note	September 30, 2018		September 30, 2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		￦	2,657,496	1,996,959
Adjustments for income and expenses	34		837,318	1,668,754
Changes in assets and liabilities related to operating activities	34		(483,832)	(133,527)

Sub-total			3,010,982	3,532,186
Interest received			41,990	50,246
Dividends received			193,962	102,676
Interest paid			(179,262)	(167,975)
Income tax paid			(388,747)	(574,016)

Net cash provided by operating activities			2,678,925	2,943,117

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			373,505	—
Decrease in short-term investment securities, net			—	20,025
Collection of short-term loans			160,622	157,720
Decrease in long-term financial instruments			5	1
Proceeds from disposal of long-term investment securities			365,987	128,741
Proceeds from disposal of investments in associates and joint ventures			44,505	4,564
Proceeds from disposal of property and equipment			51,663	24,692
Proceeds from disposal of intangible assets			9,720	8,257
Collection of long-term loans			9,833	2,067
Decrease in deposits			6,509	61,193
Proceeds from disposal of other non-current assets			956	1,009
Acquisitions of subsidiaries, net of cash acquired			8,163	—

			1,031,468	408,269
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(155,482)
Increase in short-term investment securities, net			(4,379)	—
Increase in short-term loans			(168,543)	(159,798)
Increase in long-term loans			(4,710)	(3,868)
Increase in long-term financial instruments			—	(2,022)
Acquisition of long-term investment securities			(10,732)	(17,034)
Acquisition of investments in associates and joint ventures			(196,593)	(124,342)
Acquisition of property and equipment			(1,852,323)	(1,885,750)
Acquisition of intangible assets			(68,167)	(78,754)
Increase in deposits			(4,264)	(63,063)
Increase in other non-current assets			—	(48)
Acquisition of business, net of cash acquired			(4,452)	—
Acquisition of subsidiaries			(44,080)	(25,891)
Disposal of subsidiaries			(1,836)	(1,600)

			(2,360,079)	(2,517,652)

Net cash used in investing activities		￦	(1,328,611)	(2,109,383)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2018 and 2017

(In millions of won)	September 30, 2018		September 30, 2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	￦	—	77,386
Proceeds from issuance of debentures		1,809,641	525,166
Proceeds from long-term borrowings, net		—	70,000
Proceeds from issuance of hybrid bonds		398,759	—
Cash inflows from capital increase by subsidiary		499,926	40,938

		2,708,326	713,490
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(78,393)	—
Repayments of long-term account payables-other		(304,672)	(304,815)
Repayments of debentures		(1,086,550)	(469,119)
Repayments of long-term borrowings		(58,354)	(21,307)
Cash outflows from settlement of derivatives		(29,278)	(22,884)
Payments of cash dividends		(706,091)	(706,091)
Payments of interest on hybrid bonds		(12,112)	(8,420)
Repayments of hybrid bonds		(400,000)	—
Transactions with the non-controlling shareholders		(76,805)	(41,795)

		(2,752,255)	(1,574,431)

Net cash used in financing activities		(43,929)	(860,941)

Net increase (decrease) in cash and cash equivalents		1,306,385	(27,207)
Cash and cash equivalents at beginning of the period		1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents		(568)	(1,985)
Cash and cash equivalents classified as held for sale		—	(28,872)

Cash and cash equivalents at end of the period	￦	2,763,552	1,447,178

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of September 30, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, institutional investors and other shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of September 30, 2018 and December 31, 2017 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.(*3)	Korea	Telecommunication service	98.7	98.1
	IRIVER LIMITED (*2)	Korea	Manufacturing digital audio players and other portable media devices	52.6	45.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Used device distribution business	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.(*4)	Korea	System software development and supply	—	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	Eleven Street Co., Ltd.(*3,4)	Korea	E-commerce	81.8	—
	SK Telecom Japan Inc.(*4)	Japan	Information gathering and consulting	100.0	—
	id Quantique SA(*4)	Switzerland	Quantum information and communications service	58.1	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2018 and December 31, 2017 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Sept. 30, 2018	Dec. 31, 2017
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.(*4)	Singapore	Digital contents sourcing service	—	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.(*4)	Thailand	Electronic commerce	—	100.0
	Hello Nature Ltd.(*4)	Korea	Retail of agro-fisheries and livestock	49.9	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales of and manufacturing MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales of and manufacturing e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	LIFE DESIGN COMPANY Inc. (formerly,S.M. LIFE DESIGN COMPANY JAPAN INC.)	Japan	Sale of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.(*4)	Japan	Digital contents service	—	100.0
	groovers Inc.(*4)	Korea	Sale of contents and Mastering Quality Sound album	100.0	44.2
Subsidiary owned by SK Telink Co., Ltd.	NSOK Co., Ltd.	Korea	Security and maintenance services	100.0	100.0
	SK TELINK VIETNAM Co., Ltd.(*4)	Vietnam	Communications device retail business	100.0	—
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communications facility	100.0	100.0
	SK stoa Co., Ltd.	Korea	Other telecommunication retail business	100.0	100.0
Others(*5)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of September 30, 2018 and December 31, 2017 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	The Parent Company participated in a third party allotment offering to itself and to SM Entertainment Co., Ltd., and acquired 7,420,091 shares out of 7,990,867 new shares that were issued.

(*3)

SK Planet Co., Ltd. spun off the business unit of 11st (E-commerce and Internet-related business) and incorporated Eleven Street Co., Ltd. on August 31, 2018. Subsequent to the spin-off, Eleven Street Co., Ltd. issued redeemable convertible preferred stocks to H&Q Korea Partners, LLC. The present value of obligatory dividends amounting to ￦19,413 million based on the shareholders agreement are recognized as financial liabilities as of September 30, 2018.

(*4)	Details of changes in consolidation scope for the nine-month period ended September 30, 2018 are presented and explained separately in Note 1-(4).

(*5)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the nine-month period ended September 30, 2018 is as follows:

(In millions of won)
	As of September 30, 2018				For the nine-month period ended September 30, 2018
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	506,608	114,886	391,722	276,267	31,033
Eleven Street Co., Ltd. (*1)		1,043,122	481,540	561,582	51,711	2,799
SK m&service Co., Ltd.		92,735	43,361	49,374	147,488	(225)
SK Communications Co., Ltd.		83,690	27,710	55,980	31,481	(10,001)
SK Broadband Co., Ltd.		4,413,400	2,892,676	1,520,724	2,293,599	94,927
K-net Culture and Contents Venture Fund		178,234	33,090	145,144	—	46,370
PS&Marketing Corporation		441,347	224,471	216,876	1,193,608	(1,027)
SERVICEACE Co., Ltd.		80,437	47,223	33,214	147,405	3,208
SERVICE TOP Co., Ltd.		68,632	40,785	27,847	151,676	5,464
Network O&S Co., Ltd.		68,320	28,907	39,413	182,462	(1,902)
SK Planet Co., Ltd.		1,075,002	386,694	688,308	577,817	(64,218)
IRIVER LIMITED(*2)		214,338	34,069	180,269	93,001	238
SKP America LLC.		433,463	—	433,463	—	(238)
One Store Co., Ltd.		113,677	59,556	54,121	79,911	(10,995)
Home & Service Co., Ltd.		97,472	56,686	40,786	232,164	(4,562)
shopkick Management Company, Inc.		357,258	—	357,258	—	(204)
shopkick, Inc.		27,401	31,236	(3,835)	34,391	(13,719)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the nine-month period ended September 30, 2018 is as follows, Continued:

(*1)	The condensed financial information of Eleven Street Co., Ltd. includes one month of revenue and profit since the spin-off on August 31, 2018.

(*2)

The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)

The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiaries that were newly included in consolidation during the nine-month period ended September 30, 2018 is as follows:

Subsidiary	Reason
Eleven street Co., Ltd.	Spun-off from SK Planet Co., Ltd.
id Quantique SA	Acquired by the Parent Company
SK Telecom Japan Inc.	Established by the Parent Company
groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED
SK TELINK VIETNAM Co., Ltd.	Established by SK Telink Co., Ltd.

2)	The list of subsidiaries that were excluded from consolidation during the nine-month period ended September 30, 2018 is as follows:

Subsidiary	Reason
11street (Thailand) Co., Ltd.	Disposed by SK Planet Co., Ltd.
Hello Nature Ltd.	Loss of control due to third parties’ investments
SK techx Co., Ltd.	Merged into SK Planet Co., Ltd.
S.M. Mobile Communications JAPAN Inc.	Merged into groovers Japan Co., Ltd.
SK Planet Global PTE. Ltd.	Liquidated

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2018, and as of and for the year ended December 31, 2017 are as follows.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.	Eleven Street Co., Ltd.
Ownership of non-controlling interests (%)		41.00	47.36	34.46	18.19

	As of September 30, 2018
Current assets	￦	112	139,961	89,075	966,852
Non-current assets		178,122	74,377	24,602	76,270
Current liabilities		(33,090)	(25,691)	(57,459)	(470,243)
Non-current liabilities		—	(8,378)	(2,097)	(11,297)
Net assets		145,144	180,269	54,121	561,582
Carrying amount of non-controlling interests		59,509	88,605	18,650	98,621

	For the nine-month period ended September 30, 2018
Revenue	￦	—	93,001	79,911	51,712
Profit (Loss) for the period		46,370	238	(10,995)	2,799
Total comprehensive income (loss)		40,927	(714)	(11,023)	2,799
Profit (Loss) attributable to non-controlling interests		19,012	186	(3,789)	509
Net cash provided by (used in) operating activities	￦	115,482	4,385	(185)	(15,498)
Net cash provided by (used in) investing activities		600	(15,194)	(10,117)	(13,334)
Net cash provided by (used in) financing activities		(116,073)	79,636	4	494,923
Net increase(decrease) in cash and cash equivalents		9	68,827	(10,298)	466,091
Dividend paid to non-controlling interests during the nine-month period ended September 30, 2018	￦	36,178	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

1.	Reporting Entity, Continued

(5)

The financial information of significant non-controlling interests of the Group as of and for the nine-month period ended September 30, 2018, and as of and for the year ended December 31, 2017 are as follows, Continued

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	￦	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	For the year ended December 31, 2017
Revenue	￦	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive income (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)
Net cash provided by (used in) operating activities	￦	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

There were no dividends paid during the year ended December 31, 2017 by subsidiaries of which non-controlling interests are significant.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2017. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017 except significant judgments and key sources of estimation uncertainty related to the K-IFRS No. 1115, Revenue from contracts with customers, and K-IFRS No. 1109, Financial Instruments, that are described in Note 3.

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 31.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Group consolidated financial statements as at and for the year ending December 31, 2018.

(1)	Changes in accounting policies

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 1109, Financial Instruments, from January 1, 2018. A number of other amended standards are effective from January 1, 2018, but they do not have a material effect on the Group’s condensed consolidated financial statements.

1) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially applied K-IFRS No. 1115, Revenue from Contracts with Customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied K-IFRS No. 1115 retrospectively only to contracts that are not completed at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

i) Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case that the Group provides a wireless telecommunications service and sells a handset together to one customer, the Group allocates considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

The Group also determined that the installation services provided with the fixed-line telecommunication services are not distinguishable performance obligations from the related fixed-line telecommunication services such as high speed broadband Internet or Internet Protocol TV (IPTV) services. Therefore, the Group included the installation fee in the fixed-line telecommunication service revenue. The installation fee will be recognized as revenue over the contract term in which the Group has to provide fixed-line telecommunication services. The Group recognized ￦ 23,063 million as contract liability on the consolidated statement of financial position as of January 1, 2018 due to such change in the accounting policies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

ii) Allocate the transaction price to each performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price of a contract to each performance obligation on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” method for estimating the stand-alone selling price of a good or service. However, in some circumstances, the Group used ‘expected cost plus a margin’ approach.

In the case of providing both wireless telecommunication services and mobile devices for sale, the Group allocates the transaction price based on relative stand-alone selling prices. As a result of applying K-IFRS No. 1115, the Group recognized ￦142,596 million of considerations allocated to handset sale revenue as contract assets at January 1, 2018.

iii) Incremental costs to acquire a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties historically constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Group to capitalize certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Group recognized ￦2,389,097 million of prepaid expenses as at January 1, 2018.

iv) Contract liability

Under K-IFRS No. 1115, the Group reclassified the receipts in advance and unearned revenue amounting to ￦109,555 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

v) Impact of adopting K-IFRS No. 1115 on the condensed consolidated interim financial statements

If the previous standards were applied to the Group’s condensed consolidated statement of financial position as of September 30, 2018, prepaid expenses and long-term prepaid expenses would be decreased by ￦1,602,901 million and ￦755,978 million, respectively, and contract assets and long-term contract assets would be decreased by ￦97,337 million and ￦36,799 million, respectively, while accounts receivable—trade would be increased by ￦3,404 million. As a result, total assets would be decreased by ￦2,489,611 million. In addition, contract liabilities, long-term contract liabilities and deferred tax liabilities would be decreased by ￦99,298 million, ￦20,295 million and ￦588,221 million, respectively, while other liabilities such as receipts in advance and unearned revenue would be increased by ￦93,172 million. As a result, total liabilities would be decreased by ￦614,642 million. In relation to these changes in assets and liabilities, retained earnings would be decreased by ￦1,874,969 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

v) Impact of adopting K-IFRS No. 1115 on the condensed consolidated interim financial statements, Continued

If the previous standards were applied to the Group’s condensed consolidated statement of income for the nine-month period ended September 30, 2018, revenues and advertising would be increased by ￦69,329 million and ￦38,559 million, respectively, while commission expenses would be decreased by ￦10,596 million. Operating profit and profit before income tax would be increased by ￦41,033 million with increase in operating expenses by ￦28,296 million. As a result, profit for the period would be increased by ￦25,080 million with increase in income tax expense of ￦15,953 million.

The adoption of K-IFRS No. 1115 did not have material impact on the Group’s condensed consolidated statement of cash flows for the nine-month period ended September 30, 2018.

2) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039, Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)
	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	￦	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable – trade and others		—	(13,049)
Related income tax		21,413	(18,194)

	￦	(68,804)	60,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held-to-maturity, available-for-sale, and loans and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. These include all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable—trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018:

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	￦	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable - trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable - other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable - trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities(*1)	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			￦	7,461,181	7,449,184	(11,997)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1 2018, Continued:

(*1)

As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ￦205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of K-IFRS No. 1109 are never separated, the available-for-sale financial assets related to the redeemable convertible preferred shares of ￦15,342 million and the related derivative financial assets of ￦222,257 million were reclassified to financial assets measured at FVTPL. As the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, these assets were not designated as financial assets measured at amortized cost. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ￦5,336 million was reclassified to retained earnings, and due to its reclassification to financial assets measured at FVTPL, retained earnings was decreased by ￦4,389 million in relation to fair value measurement. In addition, change in the fair value of these financial assets of ￦7,265 million was recognized in profit before income tax during the nine-month period ended September 30, 2018.

(*2)

As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ￦713,613 million were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ￦713,399 million and ￦214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ￦ (-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ￦5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Group designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no subsequent recycling of amounts from OCI to profit and loss.

(*3)

As of January 1, 2018, accounts receivable – other of ￦1,074,063 million were reclassified to financial assets at FVTPL. Upon the initial application of K-IFRS No. 1109, the Group reclassified the debt instruments to financial assets at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

ii) Impairment of financial assets

K-IFRS No. 1109 sets out a new ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

ii) Impairment of financial assets, Continued

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Group recognizes the impairment loss on debt instruments at an amount equal to the lifetime expected credit losses.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

iii) Hedge accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

3)	The following table explains the impacts of adopting K-IFRS Nos. 1115 and 1109 on the Group’s statement of financial position as of January 1, 2018.

(In millions of won)
	December 31, 2017		Adjustments		January 1, 2018
	As reported		K-IFRS 1115	K-IFRS 1109	Restated
Current Assets	￦	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable - trade, net		2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable - other, net		1,260,835	—	(99)	1,260,736
Prepaid expenses		197,046	1,695,704	—	1,892,750
Contract assets		—	112,690	—	112,690
Others		2,617,911	—	—	2,617,911
Non-Current Assets		27,226,870	718,898	1,052	27,946,820
Long-term investment securities		887,007	—	223,309	1,110,316
Long-term prepaid expenses		90,834	693,393	—	784,227
Long-term contract assets		—	30,363	—	30,363
Deferred tax assets		88,132	(4,858)	—	83,274
Others		26,160,897	—	(222,257)	25,938,640

Total Assets	￦	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities		7,109,123	12,485	—	7,121,608
Provisions		52,057	(215)	—	51,842
Contract liabilities		—	114,284	—	114,284
Receipts in advance		161,266	(161,266)	—	—
Unearned revenue		175,732	(175,732)	—	—
Withholdings		961,501	235,414	—	1,196,915
Others		5,758,567	—	—	5,758,567
Non-Current Liabilities		8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities		—	19,100	—	19,100
Long-term unearned revenue		7,052	(7,052)	—	—
Other non-current liabilities		44,094	(919)	—	43,175
Deferred tax liabilities		978,693	599,315	(3,219)	1,574,789
Others		7,260,512	—	—	7,260,512

Total Liabilities	￦	15,399,474	622,929	(3,219)	16,019,184

Share capital		44,639	—	—	44,639
Capital surplus and others		196,281	—	—	196,281
Retained earnings		17,835,946	1,900,049	60,026	19,796,021
Reserves		(234,727)	—	(68,804)	(303,531)
Non-controlling interests		187,056	—	—	187,056

Total Shareholders’ Equity	￦	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	￦	33,428,669	2,522,978	(11,997)	35,939,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

3.	Significant Accounting Policies, Continued

(2)	Standards issued but not yet effective

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing the accompanying condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2018.

K-IFRS No. 1116, Leases

The Group currently plans to apply K-IFRS No.1116 in the period beginning on January 1, 2019 and to assess the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018. With the help of external accounting and IT specialists, the Group analyzes the lease contracts to establish related internal controls and to update its accounting system. At the end of reporting period, the Group is in the process of assessing the potential impact of applying K-IFRS No. 1116 to its financial statements and is planning to perform further detailed analysis after gathering more information.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and goods. The Group’s reportable segments are cellular, which provides wireless voice and data transmission services, sale of wireless devices, IoT solutions and platform services; fixed-line telecommunication, which provides fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services; e-commerce, which runs open marketplace platform, 11st, and other commerce solutions; and other businesses, which include online portal service, hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

(1)	Segment information for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Cellular		Fixed-line telecommu- nication	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	10,531,096	2,876,241	618,903	589,637	14,615,877	(2,093,624)	12,522,253
Inter-segment revenue		1,180,515	715,115	27,555	170,439	2,093,624	(2,093,624)	—
External revenue		9,350,581	2,161,126	591,348	419,198	12,522,253	—	12,522,253
Depreciation and amortization		1,772,934	474,561	31,498	42,237	2,321,230	—	2,321,230
Operating profit (loss)		1,035,390	127,254	(128,106)	(58,060)	976,478	—	976,478
Finance income and costs, net								(83,360)
Gain relating to investments in associates and joint ventures, net								2,534,688
Other non-operating income and expense, net								(55,842)

Profit before income tax								3,371,964

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

4.	Operating Segments, Continued

(1)	Segment information for the nine-month periods ended September 30, 2018 and 2017 are as follows, Continued

(In millions of won)
	For the nine-month period ended September 30, 2017
	Cellular		Fixed-line telecommu- nication	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	￦	11,072,955	2,573,392	813,788	568,327	15,028,462	(2,005,765)	13,022,697
Inter-segment revenue		1,196,120	553,584	35,042	221,019	2,005,765	(2,005,765)	—
External revenue		9,876,835	2,019,808	778,746	347,308	13,022,697	—	13,022,697
Depreciation and amortization		1,780,213	439,007	41,572	44,754	2,305,546	—	2,305,546
Operating profit (loss)		1,333,587	121,314	(176,773)	(51,950)	1,226,178	—	1,226,178
Finance income and costs, net								(200,773)
Gain relating to investments in associates and joint ventures, net								1,567,730
Other non-operating income and expense, net								(116,438)

Profit before income tax								2,476,697

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the nine-month periods ended September 30, 2018 and 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

4.	Operating Segments, Continued

(2)	Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Group’s revenue and future cash flows is as follows:

(In millions of won)
		September 30, 2018		September 30, 2017
Products transferred at a point in time:
Cellular revenue	Goods (*1)	￦	902,728	843,417
Fixed-line telecommunication revenue	Goods		72,313	56,127
Other revenue	Goods		72,083	60,592
	Goods		24,564	19,154

			1,071,688	979,290

Services transferred over time:
Cellular revenue	Wireless service(*2)		7,376,379	7,972,451
	Cellular interconnection		437,524	445,755
	Other(*3)		633,950	615,212
Fixed-line telecommunication revenue	Wireless service		219,840	232,997
	Cellular interconnection		77,170	88,417
	Internet Protocol Television(*4)		824,985	727,270
	International calls		61,282	68,996
	Internet service and miscellaneous(*5)		905,536	846,001
E-commerce services revenue	E-commerce service		591,348	778,746
Other revenue	Miscellaneous(*6)		322,551	267,562

			11,450,565	12,043,407

		￦	12,522,253	13,022,697

(*1)	Cellular revenue includes revenue from sales of handsets and others.
(*2)	Wireless service includes revenue from wireless voice and data transmission services principally derived from usage charges collected from the wireless subscribers.
(*3)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.
(*4)	IPTV service revenue includes revenue from IPTV services principally derived from usage charges collected from the IPTV subscribers.
(*5)	Internet service includes revenue from the high speed broadband internet service principally derived from usage charges collected from the subscribers as well as other miscellaneous services.
(*6)	Miscellaneous other revenue includes revenue from considerations received for the development and maintenance of system software, and digital contents platform services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,817,364	(267,466)	2,549,898
Short-term loans		71,511	(674)	70,837
Accounts receivable - other(*)		1,102,165	(71,320)	1,030,845
Accrued income		4,747	—	4,747
Others		2,360	—	2,360

		3,998,147	(339,460)	3,658,687
Non-current assets:
Long-term loans		74,581	(47,105)	27,476
Long-term accounts receivable - other(*)		315,672	—	315,672
Guarantee deposits		299,259	—	299,259
Long-term accounts receivable - trade		11,277	(122)	11,155

		700,789	(47,227)	653,562

	￦	4,698,936	(386,687)	4,312,249

(*)	Gross and carrying amounts of accounts receivable - other as of September 30, 2018 include ￦ 680,505 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable - other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Others		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable - other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable - trade		12,933	(185)	12,748

		690,206	(46,946)	643,260

	￦	4,463,009	(362,171)	4,100,838

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs during the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impairment	Write-offs (*)	Collection of receivables previously written-off	September 30, 2018
Accounts receivable - trade	￦	239,448	12,950	27,344	(23,191)	11,037	267,588
Accounts receivable - other		122,723	99	5,483	(14,013)	4,807	119,099

	￦	362,171	13,049	32,827	(37,204)	15,844	386,687

(In millions of won)
	January 1, 2017		Impairment	Write-offs (*)	Collection of receivables previously written-off	September 30, 2017
Accounts receivable - trade	￦	241,828	24,146	(30,707)	12,753	248,020
Accounts receivable - other		127,504	225	(12,141)	7,478	123,066

	￦	369,332	24,371	(42,848)	20,231	371,086

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as shut-down or liquidation.

(3)

The Group applies the simplified approach that allows the Group to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make that assessment, the Group uses its historical credit loss experience and classifies the accounts receivable - trade by their credit risk characteristics and days overdue.

As the Group is a wireless telecommunications service provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

6.	Prepaid expenses

As discussed in Note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning on January 1, 2018.

(1)	Details of prepaid expenses as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining contracts	￦	1,602,901	—
Others		207,171	197,046

		1,810,072	197,046

Non-current assets:
Incremental costs of obtaining contracts		755,978	—
Others		96,593	90,834

	￦	852,571	90,834

(2)	Incremental costs of obtaining contracts

Incremental costs of obtaining contracts that are capitalized as assets as of September 30, 2018 and the related depreciation recognized as commissions during the three and nine-month periods ended September 30, 2018 are as follows:

(In millions of won)	2018
	Three-month period ended September 30		Nine-month period ended September 30
Depreciation recognized as commission	￦	511,362	1,531,089

The Group pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract and installation contract secured. The Group capitalized certain costs associated with commissions paid to sales agents to obtain new customer contracts as prepaid expenses, which the Group previously expensed. These prepaid expenses are amortized over the periods that the Group expects to maintain its customers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

7.	Contract assets and liabilities

As discussed in Note 3, the Group adopted K-IFRS No. 1115, Revenue from Contracts with Customers, during the year beginning on January 1, 2018.

Details of contract assets and liabilities as of September 30, 2018 and January 1, 2018 are as follows:

(In millions of won)
	September 30, 2018		January 1, 2018
Contract assets:
allocation of performance obligations	￦	134,136	143,053
Contract liabilities:
wireless service contracts		17,648	16,624
customer loyalty programs		14,863	10,739
fixed-line service contracts		43,422	47,125
commerce service		3,818	6,779
others		39,842	52,117

	￦	119,593	133,384

8.	Inventories

Details of inventories as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018				December 31, 2017
	Acquisition cost		Write-down	Carrying amount	Acquisition cost	Write-down	Carrying amount
Merchandise	￦	232,488	(5,814)	226,674	251,463	(7,488)	243,975
Finished goods		1,895	(187)	1,708	1,889	(557)	1,332
Work in process		4,284	(340)	3,944	1,906	(956)	950
Raw materials		9,207	(2,032)	7,175	10,426	(3,249)	7,177
Supplies		18,186	—	18,186	18,969	—	18,969

	￦	266,060	(8,373)	257,687	284,653	(12,250)	272,403

9.	Investment Securities

(1)	Details of short-term investment securities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	September 30, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	￦	—	144,386
	FVTPL		129,441	—

		￦	129,441	144,386

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

9.	Investment Securities, Continued

(2)	Details of long-term investment securities as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	September 30, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	￦	—	867,079
	FVOCI(*1)		486,758	—

			486,758	867,079
Debt instruments	Available-for-sale financial assets		—	19,928
	FVOCI		1,130	—
	FVTPL(*2)		268,451	—

			269,581	19,928

		￦	756,339	887,007

(*1)

The Group designated ￦486,758 million of equity instruments that are not held for trading as financial assets at FVOCI. During the nine-month period ended September 30, 2018, the Group disposed the total shares of 3,520,964 issued by KB Financial Group Inc. in exchange for ￦179,569 million in cash.

(*2)

During the nine-month period ended September 30, 2018, the Group disposed 200,000 shares of the redeemable convertible preference shares issued by Bluehole Inc. in exchange for ￦130,000 million in cash.

10.	Business Combinations

(1)	Business combination

1)	Acquisition of id Quantique SA by the Parent Company

During the nine-month period ended September 30, 2018, the Parent Company acquired additional 41,157,506 shares in exchange of ￦55,249 million in cash, which resulted in the Parent Company obtaining control over id Quantique SA with 44,157,506 shares and 58.1% ownership of the outstanding shares, in aggregate. Taking control of id Quantique SA will enable the Parent Company to increase its corporate value as the leading mobile telecommunication operator in Korea and to generate profit in overseas markets by utilizing quantum cryptographic security. id Quantique SA has recognized ￦3,328 million in revenue and ￦3,340 million in net losses since the transfer of control. Meanwhile, the existing shares were reclassified into the investment in a subsidiary from the FVOCI equity instrument with the valuation gain on FVOCI equity instrument of ￦1,636 million reclassified into the retained earnings.

2)	Summary of the acquiree

Corporate name	id Quantique SA

Location	3, CHEMIN DE LA MARBRERIE, 1227 CAROUGE, SWITZERLAND

CEO	Gregoire Ribordy

Industry	Quantum information and communications industry

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

10.	Business Combinations, Continued

(1)	Business combination, Continued

3)	Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
I. Considerations paid:
Cash and cash equivalents	￦	55,249
Existing shares (financial assets at FVOCI) at fair value		3,965

		59,214
II. Assets and liabilities acquired:
Cash and cash equivalent		1,538
Trade and other receivables		13,609
Inventories		2,003
Property and equipment		415
Intangible assets		7,566
Other assets		447
Trade and other payables		(1,569)
Deferred tax liabilities		(1,648)
Other liabilities		(1,232)

		21,129
III. Non-controlling interests:		9,290

IV. Goodwill (I - II+III)	￦	47,375

(2)	Business combination under common control

During the nine-month period ended September 30, 2018, SK Telink Co., Ltd., the subsidiary owned by the Parent Company, acquired a device business in exchange of ￦4,450 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration and carrying amount of net assets amounting to ￦1,018 million was recognized as capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)		September 30, 2018			December 31, 2017
	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	￦	523,594	27.3	526,099
Korea IT Fund(*1)	Korea	63.3		272,475	63.3	257,003
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		285,014	15.0	280,988
NanoEnTek, Inc.	Korea	27.1		37,847	28.5	38,718
SK Technology Innovation Company	Cayman Islands	49.0		44,139	49.0	42,511
HappyNarae Co., Ltd.	Korea	45.0		25,120	45.0	21,873
SK hynix Inc.	Korea	20.1		10,493,628	20.1	8,130,000
SK MENA Investment B.V.	Netherlands	32.1		14,372	32.1	13,853
S.M.Culture & Contents Co., Ltd.	Korea	23.4		63,220	23.4	64,966
Xian Tianlong Science and Technology Co., Ltd.(*3)	China	—		—	49.0	25,891
Hello Nature Ltd.(*4,5)	Korea	49.9		30,252	—	—
12CM Japan, Inc.(*6)	Japan	28.2		7,596	—	—
MAKEUS Corp.(*2,6)	Korea	8.9		9,487	—	—
SE ASIA INVESTMENT PTE. LTD.(*6)	Singapore	20.0		111,000	—	—
Pacific Telecom Inc.(*2,6)	USA	15.0		36,487	—	—
Daehan Kanggun BcN Co., Ltd. and others	—	—		102,612	—	96,479

				12,056,843		9,498,381

Investments in joint ventures:
Dogus Planet, Inc.(*5,7)	Turkey	50.0		13,954	50.0	13,991
Finnq Co., Ltd.(*7)	Korea	49.0		10,026	49.0	16,474
12CM GLOBAL PTE. LTD.(*3)	Singapore	—		—	62.7	9,592
Celcom Planet(*5,7,8)	Malaysia	49.5		—	49.5	—

				23,980		40,057

			￦	12,080,823		9,538,438

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of September 30, 2018 and December 31, 2017 are as follows, Continued

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.

(*3)	During the nine-month period ended September 30, 2018, the Group disposed of the entire shares.
(*4)

During the nine-month period ended September 30, 2018, Hello Nature Ltd. increased capital by allocation to third parties, which decreased the Parent Company’s ownership to 49.9% and was reclassified into the associate from the subsidiary due to the loss of the control. In addition, the Group has obligation for additional investments up to ￦20,000 million according to the agreement with the shareholders.

(*5)	The ownership interest is owned by SK Planet Co., Ltd.
(*6)	These investments were acquired during the nine-month period ended September 30, 2018.
(*7)	These investments were classified as investment in joint ventures as the Group has a joint control pursuant to the agreement with the other shareholders.
(*8)	During the nine-month period ended September 30, 2018, the Group invested ￦12,932 million by purchasing newly issued stocks, and the entire amount of this investment was recognized as equity losses.

(2)	The market value of investments in listed associates as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018				December 31, 2017
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	￦	6,280	6,960,445	43,712	5,950	6,960,445	41,415
SK hynix Inc.		73,100	146,100,000	10,679,910	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co., Ltd.		2,630	22,033,898	57,949	2,700	22,033,898	59,492

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of significant associates as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

(In millions of won)
	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of September 30, 2018
Current assets	￦	17,700,533	7,962,996	131,443	644,243
Non-current assets		39,676,719	217,835	298,781	1,125,631
Current liabilities		10,002,009	1,579,306	—	63,863
Non-current liabilities		3,886,416	5,049,058	—	98,158

	For the nine-month period ended September 30, 2018
Revenue		30,506,985	1,204,993	35,521	67,816
Profit for the period		12,142,065	80,068	26,745	7,097
Other comprehensive income (loss)		2,520	(540)	(9,597)	(86,027)
Total comprehensive income (loss)		12,144,585	79,528	17,148	(78,930)

(In millions of won)
	SK Hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
	As of December 31, 2017
Current assets	￦	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	For the year ended December 31, 2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the nine-month period ended September 30, 2018 and as of and for the year ended December 31, 2017 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of September 30, 2018
Current assets	￦	43,341	16,919
Cash and cash equivalents		42,318	1,181
Non-current assets		21,006	15,786
Current liabilities		35,059	5,037
Accounts payable, other payables and provision		29,523	905
Non-current liabilities		1,380	8,090

	For the nine-month period ended September 30, 2018
Revenue		90,987	201
Depreciation and amortization		(5,422)	(2,535)
Interest income		1,191	4
Interest expense		—	(229)
Profit (Loss) for the period		3,570	(13,249)
Total comprehensive income (loss)		3,570	(13,249)

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	￦	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	For the year ended December 31, 2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(5)

Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	43,482,338	20.1	9,287,643	1,205,985	10,493,628
KEB HanaCard Co., Ltd.		1,552,467	15.0	232,870	52,144	285,014
Korea IT Fund		430,224	63.3	272,475	—	272,475
SK China Company Ltd.(*1)		1,605,509	27.3	437,842	85,752	523,594

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	￦	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)

The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding. The effective ownership interest changed from 20.69% to 21.36% due to the investee company’s acquisition of treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	￦	526,099	—	1,451	(3,956)	—	523,594
Korea IT Fund (*)		257,003	—	26,467	(7,496)	(3,499)	272,475
KEB HanaCard Co., Ltd.		280,988	—	10,510	(6,484)	—	285,014
NanoEnTek, Inc.		38,718	—	(270)	(601)	—	37,847
SK Technology Innovation Company		42,511	—	(26)	1,654	—	44,139
HappyNarae Co., Ltd.		21,873	—	3,240	7	—	25,120
SK hynix Inc.(*)		8,130,000	—	2,515,916	(6,188)	(146,100)	10,493,628
SK MENA Investment B.V.		13,853	—	(4)	523	—	14,372
S.M.Culture & Contents Co., Ltd.		64,966	—	(1,431)	(315)	—	63,220
Xian Tianlong Science and Technology Co., Ltd.		25,891	(25,553)	(338)	—	—	—
Hello Nature Ltd.		—	—	372	—	29,880	30,252
12CM Japan, Inc.		—	7,697	(16)	(85)	—	7,596
MAKEUS Corp.		—	9,773	(286)	—	—	9,487
SE ASIA INVESTMENT PTE. LTD.		—	111,000	—	—	—	111,000
Pacific Telecom Inc.		—	36,487	—	—	—	36,487
Daehan Kanggun BcN Co., Ltd. and others (*)		96,479	17,942	(3,416)	(113)	(8,280)	102,612

Sub-total		9,498,381	157,346	2,552,169	(23,054)	(127,999)	12,056,843
Investments in joint ventures:
Dogus Planet, Inc.		13,991	(76)	1,785	(1,648)	(98)	13,954
Finnq Co., Ltd.		16,474	—	(6,402)	(46)	—	10,026
12CM GLOBAL PTE. LTD.		9,592	(9,631)	42	(3)	—	—
Celcom Planet		—	12,932	(12,932)	—	—	—

Sub-total		40,057	3,225	(17,507)	(1,697)	(98)	23,980

	￦	9,538,438	160,571	2,534,662	(24,751)	(128,097)	12,080,823

(*)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the nine-month periods ended September 30, 2018 and 2017 are as follows, Continued:

(In millions of won)	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd. (*)	￦	46,354	113,587	(524)	(1,355)	400,018	558,080
Korea IT Fund (*)		263,850	—	(8,718)	3,370	(1,403)	257,099
KEB HanaCard Co., Ltd.		265,798	—	14,259	(80)	—	279,977
NanoEnTek, Inc.		39,514	—	(451)	5	—	39,068
SK Industrial Development China Co., Ltd.		74,717	—	5,154	(1,092)	(78,779)	—
SK Technology Innovation Company		47,488	—	331	(2,426)	—	45,393
HappyNarae Co., Ltd.		17,236	688	1,690	46	—	19,660
SK hynix Inc.(*)		6,132,122	—	1,512,697	(26,924)	(87,660)	7,530,235
SK MENA Investment B.V.		15,451	—	99	7	—	15,557
SKY Property Mgmt. Ltd.		263,225	—	2,362	1,141	(266,728)	—
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	(1)	—	—	25,879
Daehan Kanggun BcN Co., Ltd. and others (*)		115,181	(3,533)	5,085	(2,041)	(1,376)	113,316

Sub-total		7,306,816	110,742	1,531,983	(29,349)	(35,928)	8,884,264
Investments in joint ventures:
Dogus Planet, Inc.		20,081	—	(802)	(522)	—	18,757
PT XL Planet Digital		27,512	9,036	(8,648)	(2,633)	—	25,267
Finnq Co., Ltd.		24,174	—	(4,040)	—	—	20,134
Celcom Planet and others		25,740	—	(6,143)	(389)	—	19,208

Sub-total		97,507	9,036	(19,633)	(3,544)	—	83,366

Total	￦	7,404,323	119,778	1,512,350	(32,893)	(35,928)	8,967,630

(*)	Dividends received from the associates are deducted from the carrying amount during the nine-month period ended September 30, 2017.

(7)

The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of September 30, 2018 are as follows:

(In millions of won)	Unrecognized loss			Unrecognized change in equity
	For the nine- month period ended September 30, 2018		Cumulative loss	For the nine- month period ended September 30, 2018	Cumulative loss
Wave City Development Co., Ltd.	￦	8,115	10,215	—	—
Daehan Kanggun BcN Co., Ltd. and others		4,625	9,941	—	365

	￦	12,740	20,156	—	365

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

12.	Property and Equipment

Details of the changes in property and equipment for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business Combination	Disposal of subsidiaries	Ending balance
Land	￦	862,861	2,418	(7,151)	8,275	—	—	—	866,403
Buildings		882,650	920	(4,149)	20,795	(39,057)	—	—	861,159
Structures		378,575	4,763	(26)	3,276	(27,071)	—	—	359,517
Machinery		7,079,798	412,275	(27,542)	777,206	(1,656,915)	20	—	6,584,842
Other		531,057	392,333	(4,445)	(352,321)	(101,034)	500	(3,079)	463,011
Construction in progress		409,941	520,930	(3,585)	(582,834)	—	—	—	344,452

	￦	10,144,882	1,333,639	(46,898)	(125,603)	(1,824,077)	520	(3,079)	9,479,384

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Business Combination(*1)	Classified as held for sale(*2)	Ending balance
Land	￦	835,909	2,938	(4,406)	18,288	—	—	—	—	852,729
Buildings		899,972	221	(459)	23,249	(38,663)	—	—	—	884,320
Structures		358,955	13,845	(74)	2,679	(26,235)	—	—	—	349,170
Machinery		7,036,050	323,535	(16,727)	991,658	(1,649,521)	(5)	—	(34)	6,684,956
Other		563,034	463,835	(5,616)	(394,202)	(106,770)	(2,213)	4	(625)	517,447
Construction in progress		680,292	672,040	(1,845)	(1,037,525)	—	—	—	—	312,962

	￦	10,374,212	1,476,414	(29,127)	(395,853)	(1,821,189)	(2,218)	4	(659)	9,601,584

(*1)	Other includes property and equipment acquired in IRIVER LIMITED’s purchase of LIFE DESIGN COMPANY Inc. (formerly, S.M. LIFE DESIGN COMPANY INC.) during the nine-month period ended September 30, 2017.
(*2)	The assets of advertising department of SK Planet Co., Ltd., a subsidiary of the Parent Company, were classified as held for sale during the nine-month period ended September 30, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

13.	Intangible Assets

(1)	Details of the changes in intangible assets for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Business Combination	Ending balance
Frequency usage rights	￦	2,176,940	—	—	—	(302,916)	—	—	1,874,024
Land usage rights		15,750	2,600	(842)	406	(5,737)	—	—	12,177
Industrial rights		111,347	4,274	(768)	4,119	(5,314)	—	55	113,713
Development costs		4,103	3,968	—	—	(1,319)	—	209	6,961
Facility usage rights		36,451	1,472	(36)	100	(5,806)	—	—	32,181
Customer relations		4,035	213	—	126	(1,391)	—	—	2,983
Club memberships		73,614	4,510	(2,304)	—	—	(173)	—	75,647
Other		1,164,725	48,503	(12,284)	160,149	(291,158)	(904)	9,942	1,078,973

	￦	3,586,965	65,540	(16,234)	164,900	(613,641)	(1,077)	10,206	3,196,659

(In millions of won)
	For the nine-month period ended September 30, 2017
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Classified as held for sale(*)	Ending balance
Frequency usage rights	￦	2,580,828	—	—	—	(302,916)	—	—	2,277,912
Land usage rights		20,834	2,836	(905)	200	(6,033)	—	—	16,932
Industrial rights		121,200	2,280	(19)	(2,165)	(5,299)	—	(1)	115,996
Development costs		4,871	1,925	—	—	(2,487)	—	—	4,309
Facility usage rights		41,788	1,689	(36)	122	(6,266)	—	—	37,297
Customer relations		6,652	918	—	—	(2,751)	—	—	4,819
Club memberships		74,039	4,598	(2,880)	87	—	—	(1,349)	74,495
Other		926,142	59,570	(7,340)	417,189	(268,534)	(233)	(359)	1,126,435

	￦	3,776,354	73,816	(11,180)	415,433	(594,286)	(233)	(1,709)	3,658,195

(*)	The assets of advertising department of SK Planet Co., Ltd., a subsidiary of the Parent Company, were classified as held for sale during the nine-month period ended September 30, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

13.	Intangible Assets, Continued

(2)	Details of frequency usage rights as of September 30, 2018 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	￦	111,496	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		408,265	LTE service	Sept. 2013	Dec. 2021
WiBro license		1,195	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,001,705	LTE service	Sept. 2016	Dec. 2026
2.1GHz license		351,363	W-CDMA and LTE service	Dec. 2016	Dec. 2021

	￦	1,874,024

The Group participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology (ICT) and was selected for the 3.5GHz and 28GHz license allocation during the nine-month period ended September 30, 2018. The considerations payable for the bands of frequency are ￦1,218,500 million and ￦207,300 million, respectively. These bands of frequency are to be allocated in December 2018 as the Group pays the initial lump sum during November 2018, and then the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Group will recognize these frequency licenses as intangible assets at the date of initial lump sum payment and will start amortization when the bands of frequency are in the condition necessary for them to be capable of operating in the manner intended by management.

14.	Borrowings and Debentures

(1)	Short-term borrowings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	September 30, 2018		December 31, 2017
Short-term borrowings	Shinhan Bank	3.19	￦	30,000	30,000
	KEB Hana Bank	3.90		5,000	—
		3.92		15,000	—
	WOORI Bank	5.75		3,120	—
Commercial paper	KEB Hana Bank	1.67		—	50,000
Bank overdraft	KEB Hana Bank	3.17		—	30,000
	Shinhan Bank	3.38		—	20,000

			￦	53,120	130,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

14.	Borrowings and Debentures, Continued

(2)	Changes in long-term borrowings for the nine-month period ended September 30, 2018 are as follows:

(In millions of won)
	Lender	Annual interest rate(%)	Maturity	Book value
Current				￦	41,331
Non-current					211,486

As of January 1, 2018					252,817

Repayments of long-term borrowings:
	Kookmin Bank	1.95	Mar. 15, 2018		(717)
	Korea Development Bank	2.20	Jul. 30, 2019		(9,750)
	Korea Development Bank	2.20	Jul. 30, 2019		(2,500)
	Korea Development Bank	2.32	Dec. 20, 2021		(9,187)
	Korea Development Bank	3.20	Mar. 31, 2020		(30,000)
	Export Kreditnamnden	1.70	Apr. 29, 2022		(6,200)
Other changes(*)					2,186

Current					90,583
Non-current					106,066

As of September 30, 2018				￦	196,649

(*)

Other changes include the effects on foreign currency translation of foreign currency-denominated long-term borrowings and changes in present value discount during the nine-month period ended September 30, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

14.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the nine-month period ended September 30, 2018 are as follows:

(In millions of won, thousands of other currencies)
	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				￦	1,491,400	1,489,617
Non-current					5,615,816	5,596,570

As of January 1, 2018					7,107,216	7,086,187

Debentures newly issued:
Unsecured corporate bonds	Refinancing fund	2.57	Feb. 20, 2021		110,000	109,507
		2.81	Feb. 20, 2023		100,000	99,576
		3.00	Feb. 20, 2028		200,000	199,228
		3.02	Feb. 20, 2038		90,000	89,664
	Operating and refinancing fund	2.10	Sept. 17, 2021		100,000	99,565
		2.33	Sept. 17, 2023		150,000	149,429
		2.44	Sept. 17, 2038		50,000	49,811
Unsecured corporate bonds(*1)	Operating fund	2.59	Feb. 1, 2021		70,000	69,681
		2.93	Feb. 1, 2023		80,000	79,636
Global unsecured corporate bonds	Operating fund	3.75	Apr. 16, 2023		535,000	529,566
					USD 500,000	USD 500,000
Global unsecured corporate bonds(*1)	Refinancing fund	3.88	Aug. 13, 2023		337,890	333,978
					USD 300,000	USD 300,000
Debentures repaid:
Unsecured corporate bonds	Other fund	5.00	Mar. 3, 2018		(200,000)	(200,000)
Unsecured corporate bonds	Operating fund	1.89	Jul. 17, 2018		(90,000)	(90,000)
Unsecured corporate bonds(*1)	Operating fund	2.23	Jan. 14, 2018		(50,000)	(50,000)
Global unsecured corporate bonds	Operating fund	2.13	May. 1, 2018		(746,550)	(746,550)
					(USD 700,000)	(USD 700,000)
Other changes(*2)					56,205	61,201

Current					1,093,810	1,093,287
Non-current					6,805,951	6,777,192

As of September 30, 2018				￦	7,899,761	7,870,479

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., one of the subsidiaries.
(*2)	Other changes include the effects from translation of foreign currency-denominated debentures and changes in present value discount on debentures during the nine-month period ended September 30, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

15.	Long-term Payables - other

(1)	Long-term payables - other as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Payables related to acquisition of frequency usage rights	￦	1,045,208	1,328,630
Other(*)		15,508	18,133

	￦	1,060,716	1,346,763

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of September 30, 2018 and December 31, 2017, details of long-term payables - other related to the acquisition of frequency usage rights are as follows (See Note 13):

(In millions of won)
	September 30, 2018		December 31, 2017
Long-term payables - other	￦	1,407,388	1,710,255
Present value discount on long-term payables - other		(61,766)	(79,874)
Current installments of long-term payables - other		(300,414)	(301,751)

Carrying amount at period end	￦	1,045,208	1,328,630

(3)

The Group repaid ￦302,867 million of the principal amount of long-term payables - other related to the acquisition of frequency usage rights during the nine-month period ended September 30, 2018. The repayment schedule of the principal amount of long-term payables - other as of September 30, 2018 is as follows:

(In millions of won)
	Amount
Less than 1 year	￦	302,867
1~3 years		605,734
3~5 years		199,515
More than 5 years		299,272

	￦	1,407,388

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

16.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	For the nine-month period ended September 30, 2018								As of September 30, 2018
	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	3,874	—	—	(1,075)	(2,799)	—	—	—	—
Provision for restoration		73,267	—	3,712	(676)	(654)	105	75,754	43,541	32,213
Emission allowance		4,650	—	2,896	(1,334)	(3,306)	—	2,906	2,906	—
Other provisions		2,935	(215)	555	(134)	(536)	—	2,605	2,605	—

	￦	84,726	(215)	7,163	(3,219)	(7,295)	105	81,265	49,052	32,213

(In millions of won)
	For the nine-month period ended September 30, 2017							As of September 30, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	￦	24,710	2	(6,735)	—	—	17,977	17,977	—
Provision for restoration		64,679	7,981	(2,633)	(396)	92	69,723	39,626	30,097
Emission allowance		2,788	3,573	(518)	(2,283)	—	3,560	3,560	—
Other provisions		5,740	4,074	(5,624)	—	—	4,190	4,190	—

	￦	97,917	15,630	(15,510)	(2,679)	92	95,450	65,353	30,097

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

17.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Present value of defined benefit obligations	￦	772,043	679,625
Fair value of plan assets		(670,065)	(663,617)

Defined benefit assets(*)		(5,989)	(45,952)

Defined benefit liabilities		107,967	61,960

(*)

Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Beginning balance	￦	679,625	595,667
Current service cost		101,018	95,482
Interest cost		15,320	11,800
Remeasurement:
- Adjustment based on experience		8,267	6,482
Benefit paid		(32,739)	(42,745)
Others		552	6,357

Ending balance	￦	772,043	673,043

(3)	Changes in plan assets for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Beginning balance	￦	663,617	555,175
Interest income		14,488	10,275
Remeasurement		(4,106)	(2,422)
Contribution		33,153	39,601
Benefit paid		(41,501)	(52,523)
Others		4,414	2,996

Ending balance	￦	670,065	553,102

(4)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Current service cost	￦	101,018	95,482
Net interest cost		832	1,525

	￦	101,850	97,007

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

18.	Derivatives

(1)	Changes in derivative contracts for the nine-month period ended September 30, 2018 are as follows:

(In thousands of other currencies)
	Hedged items			Hedging instruments
	Date	Item	Risk type	Contract type	Counterparty	Contract term
Expired	Nov. 1, 2012	Fixed rate foreign currency bond (par value USD 700,000)	Currency risk	Currency swap contract	Standard Chartered and 8 others	Nov. 1, 2012 ~ May 1, 2018

Contracted	Apr. 16, 2018	Fixed rate foreign currency bond (par value USD 500,000)	Currency risk	Currency swap contract	The Export-Import Bank of Korea and 3 others	Apr. 16, 2018 ~ Apr. 16, 2023

Contracted	Aug. 13, 2018	Fixed rate foreign currency bond (par value USD 300,000)	Currency risk	Currency swap contract	Citibank	Aug. 13, 2018 ~ Aug. 13, 2023

(2)

SK Broadband Co., Ltd., a subsidiary of the Parent Company, entered into a leasing contract with GL Gasan Metro Co., Ltd., which develops and leases real estate, for the building and operations of Internet Data Center in 2017. With respect to financing the development of the property, GL Gasan Metro Co., Ltd. has issued subordinated bonds to IGIS Professional Investment Type Private Real Estate Investment Trust No. 156, which financed the purchase of bonds by issuing beneficiary certificates to Sbsen Co., Ltd. and Msgadi Co., Ltd. In connection with these arrangements, SK Broadband Co., Ltd., Sbsen Co., Ltd. and Msgadi Co., Ltd. entered into a Total Return Swap (TRS) contract amounting to W70 billion with beneficiary certificates as underlying assets, to guarantee fixed rate of returns to Sbsen Co., Ltd. and Msgadi Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

19.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ￦500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)
	September 30, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	￦	44,639	44,639
Capital surplus and others:
Paid-in capital surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds(Note 20)		398,759	398,518
Share option(Note 21)		855	414
Others (*)		(547,853)	(857,912)

	￦	507,022	196,281

(*)

Others primarily consist of the excess of the consideration paid by the Group over the carrying amount of net assets acquired from entities under common control. Changes during the nine-month period ended September 30, 2018 include ￦377,400 million from the issuance of redeemable convertible preferred stocks by Eleven Street Co., Ltd.

There were no changes in share capital for the nine-month periods ended September 30, 2018 and 2017 and details of shares outstanding as of September 30, 2018 and 2017 are as follows:

(In shares)	September 30, 2018			September 30, 2017
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Issued shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

20.	Hybrid Bonds

The Group repaid the hybrid bonds during the nine-month period ended September 30, 2018 and issued new hybrid bonds at par, and the details are as follows:

(In millions of won)
	Type	Issue date	Maturity date(*1)	Interest rate (%)(*2)	Amount
2-1 Private equity bond securities	Unsecured subordinated coupon bond	2018. 6. 7	2078. 6. 7	3.70	￦	300,000
2-2 Private equity bond securities	Unsecured subordinated coupon bond	2018. 6. 7	2078. 6. 7	3.65		100,000
Issuing cost						(1,241)

					￦	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Group classified the hybrid bonds as equity. When in liquidation or bankruptcy, these hybrid bonds are senior only to common stocks.

(*1)	The Group may extend the maturity without any notice or announcement.
(*2)

The interest rate of the hybrid bonds is determined by applying additional interest on a five-year Korea national bond interest rate. In addition, according to ‘Step-up’ clause, 0.25%p adds on the rate of return after 10 years from the issuance and another 0.75%p after 25 years from the issue date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

21.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option programs are as follows:

	Series				One Store Co., Ltd.
	1-1	1-2	1-3	2
Grant date		March 24, 2017		February 20, 2018	April 27, 2018
Types of shares to be issued		Registered common shares			One Store Co., Ltd common shares
Grant method		Reissue of treasury shares			Issue of new shares
Number of shares	22,168	22,168	22,168	5,707	1,032,000
Exercise price (in won)	246,750	266,490	287,810	254,120	5,390
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Apr. 28, 2020 ~ Apr. 27, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date

(2)	Share compensation expense recognized and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Shareco mpensation expense
During the year ended December 31, 2017	￦	414
During the nine-month period ended September 30, 2018		567
In subsequent periods		1,131

	￦	2,112

(3)	The Group used binomial option pricing model and the inputs used in the measurement of the value of the share options at grant date of the share-based payment plans are as follows:

	Series				One Store Co., Ltd.
	1-1	1-2	1-3	2
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	2.61%
Estimated option’s life	5 years	6 years	7 years	5 years	6 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500	4,925
Expected volatility	13.38%	13.38%	13.38%	16.45%	9.40%
Expected dividends	3.80%	3.80%	3.80%	3.70%	0.00%
Exercise price (in won)	246,750	266,490	287,810	254,120	5,390
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988	566

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

22.	Retained Earnings

Retained earnings as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,852,438	13,242,438
Unappropriated		7,822,148	4,571,188

	￦	21,696,906	17,835,946

23.	Reserves

(1)	Details of reserves, net of taxes, as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Valuation gain on financial assets at FVOCI	￦	70,702	—
Valuation gain on available-for-sale financial assets		—	168,211
Other comprehensive loss of investments in associates		(344,494)	(320,060)
Valuation loss on derivatives		(88,117)	(73,828)
Foreign currency translation differences for foreign operations		5,828	(9,050)

	￦	(356,081)	(234,727)

(2)	Changes in reserves for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other comprehensive loss of investments in associates	Valuation gain (loss) on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	￦	—	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		—	126,047	(32,760)	11,603	(22,753)	82,137

Balance at September 30, 2017		—	138,581	(211,927)	(84,815)	14,115	(144,046)
Balance at December 31, 2017		—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No.1109		99,407	(168,211)	—	—	—	(68,804)

Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(28,705)	—	(24,434)	(14,289)	14,878	(52,550)

Balance at September 30, 2018	￦	70,702	—	(344,494)	(88,117)	5,828	(356,081)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

24.	Redeemable convertible preferred stocks

The Group issued redeemable convertible preferred stocks on September 7, 2018 according to the board of directors’ resolution. The details of the issuance are as follows:

Issuer	Eleven Street Co., Ltd.

Number of shares issued	1,863,093

Issue price	￦268,371 per share

Voting rights	1 voting right per 1 share

Dividend rate(*)	6% of the issue price per annum (cumulative, non-participating) The obligatory dividend rate of the Group is 1% of the issue price per annum

Conversion period	From 6 months after the date of issue to 1 business day before the expiration date of the redemption period

Conversion ratio	[Issue price ÷ Conversion price at the date of conversion] per share

Conversion price	￦268,371 per share

Refixing clauses

•   In the case when spin-off, merger, split merger of the company, comprehensive stock exchange or transfer and decrease in capital, (“merger and others”), conversion price is subject to refixing to guarantee the value that the holder could earn the day right before the circumstances arise.

•   In the case when this preferred share is split or merged, the conversion prices is subject to refixing to correspond with the split or merge ratio.

Redemption period	Two months from September 30, 2023 to December 31, 2047 at the choice of the issuer.

Redeemer	Eleven Street Co., Ltd.

Redemption price	Amounts realizing the internal rate of return to be 3.5% at the date of actual redemption

Claim to the residue	Preferential to the common shares

(*)	The present value of obligatory dividends amounting to ￦19,413 million based on the shareholders agreement are recognized as financial liabilities as of September 30, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

25.	Other Operating Expenses

Details of other operating expenses for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Communication	￦	8,123	24,746	7,246	21,243
Utilities		81,955	221,418	82,975	221,226
Taxes and dues		6,657	30,111	10,393	20,347
Repair		89,704	260,027	78,718	242,259
Research and development		94,110	281,808	103,192	292,657
Training		10,440	26,109	9,078	22,109
Bad debt for accounts receivable - trade		7,133	27,344	5,716	24,146
Traveling		6,144	19,473	6,053	17,675
Supplies and others		41,695	126,130	40,573	114,800

	￦	345,961	1,017,166	343,944	976,462

26.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Other Non-operating Income:
Fees revenues	￦	91	635	90	276
Gain on disposal of property and equipment and intangible assets		31,725	35,265	4,230	12,206
Others		4,407	22,668	5,173	10,481

	￦	36,223	58,568	9,493	22,963

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	—	1,077	—	2,451
Loss on disposal of property and equipment and intangible assets		18,065	37,821	7,329	20,503
Donations		16,725	48,724	30,445	67,950
Bad debt for accounts receivable - other		937	5,483	—	225
Loss on impairment of investment assets		441	3,175	319	6,735
Others		5,010	18,130	(52)	41,537

	￦	41,178	114,410	38,041	139,401

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

27.	Finance Income and Costs

(1)	Details of finance income and costs for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance Income:
Interest income	￦	14,031	49,251	18,472	58,440
Gain on sale of accounts receivable - trade		9,202	17,341	4,414	13,504
Dividends		19,752	34,894	1,833	12,416
Gain on foreign currency transactions		4,127	13,587	3,557	11,196
Gain on foreign currency translations		—	3,795	672	3,269
Gain on disposal of long-term investment securities		—	—	1,890	4,653
Gain on valuation of derivatives		526	1,423	285	1,195
Gain on financial assets at FVTPL		58,647	68,586	30	30

	￦	106,285	188,877	31,153	104,703

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance Costs:
Interest expenses	￦	71,031	218,007	72,015	221,501
Loss on sale of accounts receivable - trade		1,066	5,446	2,294	7,249
Loss on foreign currency transactions		3,207	13,064	4,104	13,323
Loss on foreign currency translations		1,687	3,043	—	3,387
Loss on disposal of long-term investment securities		—	—	—	36,024
Loss on settlement of derivatives		65	12,221	—	8,910
Loss on financial liabilities at FVTPL		363	1,143	38	567
Loss on financial assets at FVTPL		7,598	8,376	—	—
Other financial commissions		10,937	10,937	—	—
Impairment loss on long-term investment securities		—	—	1,993	14,515

	￦	95,954	272,237	80,444	305,476

(2)	Details of interest income included in finance income for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	Three-month period ended September 30		Nine-month period ended September 30	Three-month period ended September 30	Nine-month period ended September 30
Interest income on cash equivalents and short-term financial instruments	￦	8,831	23,450	7,234	20,773
Interest income on installment receivables and others		5,200	25,801	11,238	37,667

	￦	14,031	49,251	18,472	58,440

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

27.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Interest expenses on borrowings	￦	2,126	8,458	2,562	8,701
Interest expenses on debentures		57,260	172,844	55,042	168,360
Others		11,645	36,705	14,411	44,440

	￦	71,031	218,007	72,015	221,501

(4)	Details of impairment losses on financial assets for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Accounts receivable - trade	￦	7,133	27,344	5,716	24,146
Other receivables		937	5,483	—	225
Available-for-sale financial assets		—	—	1,992	14,515

	￦	8,070	32,827	7,708	38,886

28.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expense due to origination and reversal of temporary differences.

29.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three and nine-month periods ended September 30, 2018 and 2017 are calculated as follows:

(In millions of won, except for share data)	September 30, 2018			September 30, 2017
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit attributable to owners of the Parent Company on common shares	￦	1,031,375	2,642,986	795,826	2,009,849
Interest on hybrid bonds		(3,691)	(12,111)	—	(8,420)
Profit for the period available for common shares		1,027,684	2,630,875	795,826	2,001,429
Weighted average number of common shares outstanding		70,609,160	70,609,160	70,609,160	70,609,160

Basic earnings per share (in won)	￦	14,555	37,260	11,271	28,345

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

29.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the three and nine-month periods ended September 30, 2018 and 2017 are calculated as follows:

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2018	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2018	70,609,160	70,609,160	70,609,160

(In shares)		Weighted number of shares
	Number of shares	Three-month period ended September 30	Nine-month period ended September 30
Issued common shares at January 1, 2017	80,745,711	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at September 30, 2017	70,609,160	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three and nine-month periods ended September 30, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

30.	Categories of Financial Instruments

(1)	Financial assets by category as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018
	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	—	2,763,552	—	2,763,552
Financial instruments		—	—	—	264,528	—	264,528
Short-term investment securities		129,441	—	—	—	—	129,441
Long-term investment securities(*)		268,451	486,758	1,130	—	—	756,339
Accounts receivable - trade		—	—	—	2,561,053	—	2,561,053
Loans and other receivables		680,505	—	—	1,070,691	—	1,751,196
Derivative financial assets		10,477	—	—	—	36,851	47,328

	￦	1,088,874	486,758	1,130	6,659,824	36,851	8,273,437

(*)	The Group designated ￦ 486,758 million of equity instruments that are not held for trading as financial assets measured at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of September 30, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Financial assets at FVTPL		Available-for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	￦	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	￦	328,314	934,390	6,176,575	21,902	7,461,181

(2)	Financial liabilities by category as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	￦	—	268,554	—	268,554
Derivative financial liabilities		—	—	8,233	8,233
Borrowings		—	249,769	—	249,769
Debentures(*)		61,422	7,809,057	—	7,870,479
Accounts payable - other and others		—	4,874,535	—	4,874,535

	￦	61,422	13,201,915	8,233	13,271,570

(*)

Debentures classified as financial liabilities at FVTPL as of September 30, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of September 30, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)
	December 31, 2017
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	￦	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*)		60,278	7,025,909	—	7,086,187
Accounts payable - other and others		—	4,865,519	—	4,865,519

	￦	60,278	12,625,956	39,470	12,725,704

(*)

Debentures classified as financial liabilities at FVTPL as of December 31, 2017 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

31.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable—trade and others, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its foreign operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of September 30, 2018 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	195,420	￦	217,443	1,908,914	￦	2,124,050
EUR	24,143		31,255	83		108
JPY	746,773		7,327	649,449		6,372
Others	—		283	—		—

		￦	256,308		￦	2,130,530

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of September 30, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	13,260	(13,260)
EUR		3,115	(3,115)
JPY		95	(95)
Others		28	(28)

	￦	16,498	(16,498)

(ii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debentures. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of September 30, 2018, floating-rate borrowings and debentures of the Group are ￦199,266 million and ￦333,810 million, respectively, and the Group has entered into interest rate swap agreements for some of floating-rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the nine-month period ended September 30, 2018 would change by ￦931 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Cash and cash equivalents	￦	2,159,202	1,457,416
Financial instruments		264,528	618,002
Investment securities		20,874	19,928
Accounts receivable – trade		2,561,053	2,138,755
Loans and other receivables		1,751,196	1,962,083
Derivative financial assets		47,328	30,956

	￦	6,804,181	6,227,140

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful accounts on its estimated losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of September 30, 2018.

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through robust operating activities.

Contractual maturities of financial liabilities as of September 30, 2018 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	￦	268,554	268,554	268,554	—	—
Borrowings(*)		249,769	259,632	148,801	110,831	—
Debentures(*)		7,870,479	9,247,717	1,325,385	4,900,262	3,022,070
Accounts payable - other and others		4,874,535	4,990,380	3,813,546	865,570	311,264

	￦	13,263,337	14,766,283	5,556,286	5,876,663	3,333,334

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk, Continued

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of September 30, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	36,851	30,138	33,708	40,566	(44,136)
Liabilities		(8,233)	(8,309)	(147)	(8,162)	—

	￦	28,618	21,829	33,561	32,404	(44,136)

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2017.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)
	September 30, 2018		December 31, 2017
Total liabilities	￦	16,015,666	15,399,474
Total equity		22,170,830	18,029,195
Debt-equity ratios		72.24%	85.41%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of September 30, 2018 are as follows:

(In millions of won)	September 30, 2018
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	￦	1,088,874	—	820,422	268,452	1,088,874
Derivative financial assets		36,851	—	36,851	—	36,851
FVOCI		487,888	353,281	—	134,607	487,888

	￦	1,613,613	353,281	857,273	403,059	1,613,613

Financial liabilities that are measured at fair value:
FVTPL	￦	61,422	—	61,422	—	61,422
Derivative financial liabilities		8,233	—	8,233	—	8,233

	￦	69,655	—	69,655	—	69,655

Financial liabilities that are not measured at fair value:
Borrowings	￦	249,769	—	250,748	—	250,748
Debentures		7,809,057	—	8,153,918	—	8,153,918
Long-term payables - other		1,361,544	—	1,452,333	—	1,452,333

	￦	9,420,370	—	9,856,999	—	9,856,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	￦	328,314	—	106,057	222,257	328,314
Derivative financial assets		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	￦	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	￦	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	￦	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value:
Borrowings	￦	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables - other		1,649,466	—	1,766,451	—	1,766,451

	￦	9,058,192	—	9,475,569	—	9,475,569

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ￦199,903 million as of December 31, 2017 are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments classified as financial assets at FVOCI that are traded in an active market is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Group for the fair value measurement as of September 30, 2018 are as follows:

Interest rate
Derivative instruments	1.75 ~ 2.50%
Borrowings and debentures	2.37 ~ 2.46%
Long-term payables - other	2.17 ~ 2.44%

3)

There have been no transfers between Level 2 to Level 1 for the nine-month period ended September 30, 2018. The changes of financial assets classified as Level 3 for the nine-month period ended September 30, 2018 are as follows:

(In millions of won)
	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Loss for the period	Other comprehensive income	Acquisition	Disposal	Balance at September 30, 2018
Financial assets at fair value through profit or loss	￦	222,257	(222,257)	—	—	—	—	—
Available-for-sale financial assets		97,902	(97,902)	—	—	—	—	—
FVTPL		—	391,515	(507)	769	3,465	(126,790)	268,452
FVOCI		—	129,455	—	1,947	7,267	(4,062)	134,607

	￦	320,159	200,811	(507)	2,716	10,732	(130,852)	403,059

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)	September 30, 2018
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Accounts receivable – trade and others	￦	97,088	(96,512)	576	—	576
Financial liabilities:
Accounts payable - other and others	￦	96,512	(96,512)	—	—	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of September 30, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount

Financial assets:
Derivatives(*)	￦	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	￦	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	￦	19,875	—	19,875	(19,875)	—
Accounts payable - other and others		92,409	(92,409)	—	—	—

	￦	112,284	(92,409)	19,875	(19,875)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

32.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 2 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Transactions with Related Parties, Continued

(2)	Compensation to key management personnel

The Parent Company considers registered directors (3 inside and 5 outside directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management personnel. The compensation given to such key management personnel for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	For the period ended September 30
	Three-month		Nine-month	Three-month	Nine-month
Salaries	￦	779	3,995	332	1,831
Defined benefits plan expenses		121	799	83	175
Share option		170	441	135	279

	￦	1,070	5,235	550	2,285

Compensation for the key management personnel includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)		For the period ended September 30, 2018
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	5,019	16,313	119,113	494,320	25,835	45,079
Associates	F&U Credit information Co., Ltd.		711	2,061	13,357	40,963	—	—
	HappyNarae Co., Ltd.		176	1,942	5,465	12,926	17,333	41,495
	SK hynix Inc.(*2)		7,475	166,878	14	220	—	—
	KEB HanaCard Co., Ltd.		3,151	12,089	3,818	11,655	—	—
	Others(*3)		2,354	5,282	3,964	22,441	355	898

			13,867	188,252	26,618	88,205	17,688	42,393

Other	SK Engineering & Construction Co., Ltd.		895	3,662	220	792	—	—
	SK Innovation Co., Ltd.		2,326	6,739	181	700	—	—
	SK Networks Co., Ltd.(*4)		7,020	17,236	299,440	852,769	376	460
	SK Networks Service Co., Ltd.		194	576	21,934	67,780	726	2,759
	SK Telesys Co., Ltd.		74	268	2,533	8,460	29,115	68,024
	SK TNS Co., Ltd		35	107	12,339	21,190	133,089	256,331
	SK Energy Co., Ltd.		2,694	5,963	241	646	—	—
	SKC Infra Services Co., Ltd.		10	51	14,322	36,184	3,789	16,447

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows, Continued

(In millions of won)		For the period ended September 30, 2018
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Other	SK infosec Co., Ltd.	￦	131	634	12,446	39,671	6,175	8,725
	SK trading international Co., Ltd.		11,269	11,308	—	—	—	—
	Others		8,444	43,306	6,021	14,414	—	—

			33,092	89,850	369,677	1,042,606	173,270	352,746

		￦	51,978	294,415	515,408	1,625,131	216,793	440,218

(*1)	Operating expenses and others include ￦203,635 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ￦146,100 million of dividends declared by the associates which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦4,338 million of dividends declared by Korea IT Fund, KIF-Stonebridge IT Investment Fund and UniSK which were deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases.

(In millions of won)		For the period ended September 30, 2017
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	￦	7,664	18,544	99,615	478,937	34,542	171,181
Associates	F&U Credit information Co., Ltd.		709	2,079	12,948	40,085	—	37
	HappyNarae Co., Ltd.		126	2,897	9,127	22,159	22,928	38,289
	SK hynix Inc.(*2)		20,202	121,367	11	157	—	—
	KEB HanaCard Co., Ltd.		4,455	13,629	3,780	11,223	—	—
	Others(*3)		315	3,527	672	27,144	—	151

			25,807	143,499	26,538	100,768	22,928	38,477

Other	SK Engineering & Construction Co., Ltd.		880	3,965	219	795	—	—
	SK Innovation Co., Ltd.		2,619	6,278	183	673	—	—
	SK Networks Co., Ltd. (*4)		6,372	16,405	289,320	817,631	390	671
	SK Networks Service Co., Ltd.		217	295	29,058	69,075	521	2,210
	SK Telesys Co., Ltd.		114	276	16,973	36,124	43,306	90,173

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three and nine-month periods ended September 30, 2018 and 2017 are as follows, Continued

(In millions of won)		For the period ended September 30, 2017
		Operating revenue and others			Operating expense and others		Acquisition of property and equipment
Scope	Company	Three-month		Nine-month	Three-month	Nine-month	Three-month	Nine-month
Other	SK TNS Co., Ltd	￦	34	101	8,897	16,395	132,813	227,539
	SK Energy Co., Ltd.		2,942	5,275	140	560	—	—
	SKC Infra Services Co., Ltd.		6	14	11,519	33,231	9,849	30,707
	SK infosec Co., Ltd.		407	910	12,031	39,230	3,146	7,802
	Others		6,778	21,051	7,353	22,001	17	17

			20,369	54,570	375,693	1,035,715	190,042	359,119

		￦	53,840	216,613	501,846	1,615,420	247,512	568,777

(*1)	Operating expenses and others include ￦203,635 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ￦87,660 million of dividends declared by the associates which was deducted from the investment in associates.
(*3)	Operating revenue and others include ￦1,403 million of dividends declared by Korea IT Fund which was deducted from the investment in associates.
(*4)	Operating expenses and others include costs for handset purchases.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2018 and December 31, 2017 are as follows:

(In millions of won)		September 30, 2018
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	1,609	58,522
Associates	HappyNarae Co., Ltd.		—	26	3,680
	F&U Credit information Co., Ltd.		—	75	1,211
	SK hynix Inc.		—	4,769	—
	Wave City Development Co., Ltd.		—	37,263	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	5,974	10,573
	Others		611	2,624	4,904

			22,758	50,731	20,368

Other	SK Engineering & Construction Co., Ltd.		—	794	1
	SK Networks. Co., Ltd.		—	5,350	133,854
	SK Networks Services Co., Ltd.		—	3	6,996
	SK Telesys Co., Ltd.		—	12	6,935
	SK TNS Co., Ltd.		—	9	1,159
	SK Innovation Co., Ltd.		—	1,968	297
	SK Energy Co., Ltd.		—	4,390	1,123
	Others		—	4,459	15,302

			—	16,985	165,667

		￦	22,758	69,325	244,557

(*)	As of September 30, 2018, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

32.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of September 30, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	￦	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		￦	29,790	64,619	681,916

(*)	As of December 31, 2017, the Parent Company recognized the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as loss allowances.

(5)

SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	During the nine-month period ended September 30, 2018, there were additional investments in the associates (See note 11).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

33.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦3,933 million as of September 30, 2018.

SK Broadband Co., Ltd. has guaranteed the payment of employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ￦11 million as collateral as of September 30, 2018.

(2)	Legal claims and litigations

The Group is involved in a legal claim with Nonghyup Bank over the validity of partnership contract. No provisions have been made as the final outcome of the matter cannot be determined or predicted at the current stage.

The Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The sales agents of the Group sell handsets to the Group’s subscribers on an installment basis. During the nine-month period ended September 30, 2018, the Group entered into comprehensive agreements to purchase accounts receivables from handset sales with the agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ￦740,165 million as of September 30, 2018 which the Group purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses not involving cash flows for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Interest income	￦	(49,251)	(58,440)
Dividends		(34,894)	(12,416)
Gain on foreign currency translations		(3,795)	(3,269)
Gain relating to financial assets at FVTPL		(68,586)	(30)
Gain on disposal of long-term investments securities		—	(4,653)
Gain on valuation of derivatives		(1,423)	(1,195)
Gain on sale of accounts receivable - other		(17,341)	(13,504)
Gain relating to investments in associates and joint ventures, net		(2,534,688)	(1,567,730)
Gain on disposal of property, equipment and intangible assets		(35,265)	(12,206)
Other income		(280)	(18)
Interest expenses		218,007	221,501
Loss on foreign currency translations		3,043	3,387
Loss on disposal of long-term investments securities		—	36,024
Other finance expenses		—	14,515
Loss on settlement of derivatives		12,221	8,910
Loss relating to financial assets at FVTPL		8,376	—
Loss relating to financial liabilities at FVTPL		1,143	567
Loss on sale of accounts receivable – other		5,446	7,249
Bad debt for accounts receivable – trade		27,344	24,146
Income tax expense		714,468	479,738
Depreciation and amortization		2,437,718	2,415,475
Impairment loss on property and equipment and intangible assets		1,077	2,451
Loss on disposal of property and equipment and intangible assets		37,821	20,503
Retirement benefit expenses		101,850	97,007
Share option		567	279
Loss on impairment of investment assets		3,175	6,735
Bad debt for accounts receivable - other		5,483	225
Other expenses		5,102	3,503

	￦	837,318	1,668,754

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018		September 30, 2017
Accounts receivable - trade	￦	(459,345)	54,890
Accounts receivable - other		222,456	80,087
Accrued income		—	140
Advance payments		11,117	1,786
Prepaid expenses		19,570	(21,383)
Value-Added Tax refundable		5,624	2,980
Inventories		16,165	8,195
Long-term accounts receivable - other		(30,554)	(93,611)
Contract assets		8,850	—
Guarantee deposits		(3,373)	16,465
Accounts payable - trade		(87,811)	(97,921)
Accounts payable - other		(51,411)	(40,541)
Advanced receipts		—	(4,148)
Withholdings		(75,567)	(36,464)
Deposits received		1,482	(3,602)
Contract liabilities		(15,072)	—
Accrued expenses		(23,896)	34,194
Value-Added Tax payable		10,142	12,898
Unearned revenue		—	(10,893)
Provisions		(4,360)	(3,673)
Long-term provisions		3,149	(1,067)
Plan assets		8,348	12,922
Retirement benefit payment		(32,739)	(42,745)
Others		(6,607)	(2,036)

	￦	(483,832)	(133,527)

(3)	Significant non-cash transactions for the nine-month periods ended September 30, 2018 and 2017 are as follows:

(In millions of won)	For the nine-month period ended
	September 30, 2018	September 30, 2017
Decrease in accounts payable - other relating to the acquisition of property and equipment and intangible assets	￦ (521,311)	(414,270)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the nine-month periods ended September 30, 2018 and 2017

35.	Subsequent Events

(1)	Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) stock purchase contract

On May 8, 2018, the Parent Company entered into a contract to acquire 740,895 shares of Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) at ￦697,207 million in cash in order to strengthen the security business and expand residential customer base, and the Parent Company owns 55% ownership interests in Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) upon completion of the acquisition of shares on October 1, 2018. As a result, the Parent Company obtained a control over Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) and its subsidiaries including ADT Caps Co., Ltd. and two others. The acquisition amount of ￦697,207 million is subject to change in accordance with the contract price adjustment method.

Blue Security Investments, LLC. holds 45% ownership of Life & Security Holdings Co., Ltd. (formerly, Siren Holdings Korea Co., Ltd.) since completion of transaction, and, according to the agreement with the shareholders along with the contract, the entire shares will be converted to cumulative and participating convertible preferred stocks as soon as possible. The holders of the convertible preferred stock can exercise the same voting right as the holders of the common stock. The convertible preferred stock has 1-to-1 conversion ratio to common stock without restriction and empowers the holders a right of priority to the dividends at 2% of their investments.

(2)	SK Infosec Co., Ltd. stock exchange contract

On October 31, 2018, the Parent Company entered into a comprehensive stock exchange contract to acquire SK Infosec., Ltd. as a wholly owned subsidiary in order to create synergies in the security business and increase corporate value. The exchange ratio of the stock exchange between SK Infosec Co., Ltd. to SK Telecom Co., Ltd. is 1:0.0997678, and the Parent Company will issue 1,260,668 shares of treasury stock to SK Holdings Co., Ltd. The acquisition of SK Infosec Co., Ltd. will be completed on December 27, 2018 at the completion of the stock exchange.

78